Registration No.
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS

                            REGISTERED ON FORM N-8B-2


A.   BMA Variable Life Account A
     (Exact Name of Trust)

B.   Business Men's Assurance Company of America
     (Name of Depositor)

C.   BMA Tower, P.O. Box 412879
     Kansas City, MO 84141
     (Complete address of depositor's principal executive offices)

D.   Name and complete address of agent for service:

         David A. Gates
         Business Men's Assurance Company of America
         700 Karnes Blvd.
         Kansas City, Missouri 64108
         (800) 423-9398

     Copies to:

      Judith A. Hasenauer
      Blazzard, Grodd & Hasenauer, P.C.
      P.O. Box 5108
      Westport, CT 06881
      (203) 226-7866

E. Last Survivor Flexible Premium Adjustable Variable Life Insurance Policies (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

     Continuous offering

G.   Amount of Filing Fee: Not Applicable

H.   Approximate date of proposed public offering:
     As soon as practicable after the effective date of this filing.

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The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------

                   CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item                Caption in Prospectus
-----------                ---------------------
1(a)                       Other Information
 (b)                       The Variable Insurance Policy

2                          Other Information

3                          Not Applicable

4                          Other Information

5                          Other Information

6(a)                       Not Applicable
 (b)                       Not Applicable

7                          Not Applicable

8                          Not Applicable

9                          Legal Proceedings

10                         Purchases; Investment Choices; Access to Your Money

11                         Investment Choices

12                         Investment Choices

13                         Expenses

14                         Purchases

15                         Purchases

16                         Purchases; Investment Choices

17                         Access to Your Money

18                         Access to Your Money

19                         Reports to Owners

20                         Not Applicable

21                         Access to Your Money

22                         Not Applicable

23                         Not Applicable

24                         Not Applicable

25                         Other Information

26                         Expenses

27                         Other Information

28                         Executive Officers and Directors of BMA

29                         Other Information

30                         Other Information

31                         Not Applicable

32                         Not Applicable

33                         Not Applicable

34                         Not Applicable

35                         Other Information

36                         Not Applicable

37                         Not Applicable

38                         Other Information

39                         Other Information

40                         Not Applicable

41                         Not Applicable

42                         Not Applicable

43                         Not Applicable

44                         Purchases

45                         Investment Choices; Other Information

46                         Purchases; Access to Your Money

47                         Not Applicable

48                         Not Applicable

49                         Not Applicable

50                         Not Applicable

51                         Other Information; Purchases

52                         Investment Choices

53                         Other Information

54                         Not Applicable

55                         Not Applicable

56                         Not Applicable

57                         Not Applicable

58                         Not Applicable

59                         Financial Statements

    LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                    ISSUED BY
                           BMA VARIABLE LIFE ACCOUNT A
                                       AND
                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

This Prospectus describes the Last Survivor Flexible Premium Adjustable Variable Life Insurance Policy (Policy) offered by Business Men's Assurance Company of America (BMA).

The Policy has been designed to be used for creation or conservation of one's estate, retirement planning and other insurance needs of individuals and businesses.

The Policy has 24 investment choices--a Fixed Account and 23 Investment Options listed below.

When You buy a Policy, to the extent You have selected the Investment Options, You bear the complete investment risk. Your Accumulation Value and, under certain circumstances, the Death Benefit under the Policy may increase or decrease or the duration of the Policy may vary depending on the investment experience of the Investment Option(s) You select.

You can put Your money in the Fixed Account and/or any of the following Investment Options:

INVESTORS MARK SERIES FUND, INC.

Managed By Standish, Ayer & Wood, Inc.
Intermediate Fixed Income
Mid Cap Equity
Money Market

Managed By Standish International Management Company, L.P.
Global Fixed Income

Managed By Stein Roe & Farnham Incorporated
Small Cap Equity
Large Cap Growth

Managed By David L. Babson & Co. Inc.
Large Cap Value

Managed By Lord, Abbett & Co.
Growth & Income

Managed By Kornitzer Capital Management, Inc.
Balanced

BERGER INSTITUTIONAL PRODUCTS TRUST

Managed By Berger LLC
Berger IPT--International

THE ALGER AMERICAN FUND

Managed By Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

Managed By American Century Investment Management, Inc.
VP Income & Growth
VP Value

DREYFUS STOCK INDEX FUND

Managed By the Dreyfus Corporation (Index Fund Manager: Mellon Equity
Associates)

DREYFUS VARIABLE INVESTMENT FUND ("DREYFUS VIF")

Managed By the Dreyfus Corporation
Dreyfus VIF Disciplined Stock

VARIABLE INSURANCE PRODUCTS FUND ("VIP") AND VARIABLE INSURANCE
PRODUCTS FUND II ("VIP II")

Managed By Fidelity Management & Research Company
Fidelity VIP Overseas Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP II Contrafund Portfolio

INVESCO VARIABLE INVESTMENT FUNDS, INC.

Managed By INVESCO Funds Group, Inc.
INVESCO VIF--High Yield
INVESCO VIF--Equity Income

LAZARD RETIREMENT SERIES, INC.

Managed By Lazard Asset Management
Lazard Retirement Small Cap

Please read this Prospectus before investing and keep it on file for future reference. It contains important information about the BMA Last Survivor Flexible Premium Adjustable Variable Life Insurance Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the Commission.

The Policies:


                o are not bank deposits

                o are not federally insured

                o are not endorsed by any bank or government agency

                o are not guaranteed and may be subject to loss of principal


Date: _______, 2000

                                TABLE OF CONTENTS


                                                                    PAGE

DEFINITIONS

SUMMARY

1.       The Variable Life Insurance Policy
2.       Purchases
3.       Investment Choices
4.       Expenses
5.       Death Benefit
6.       Taxes
7.       Access To Your Money
8.       Other Information.
9.       Inquiries

PART I

1.       THE VARIABLE LIFE INSURANCE POLICY

2.       PURCHASES
         Premiums
         Waiver of Planned Premiums
         Application for a Policy
         Issue Ages
         Application of Premiums
         Grace Period.
         Accumulation Unit Values
         Right to Refund
         Exchange of a Policy for a BMA Policy

3.       INVESTMENT CHOICES
         Transfers
         Dollar Cost Averaging
         Asset Rebalancing Option
         Asset Allocation Option
         Substitution

4.       EXPENSES
         Premium Charge
         Monthly Deduction
         Surrender Charge
         Partial Surrender Fee
         Waiver of Surrender Charges
         Reduction or Elimination of the Surrender Charge
         Transfer Fee
         Taxes
         Investment Option Expenses

5.        DEATH BENEFIT
         Change in Death Benefit Option
         Change in Specified Amount
         Guaranteed Minimum Death Benefit
         Accelerated Death Benefit

6.       TAXES
         Life Insurance in General
         Taking Money Out of Your Policy
         Diversification

7.       ACCESS TO YOUR MONEY
         Loans
         Surrenders

8.       OTHER INFORMATION
         BMA
         The Separate Account
         Distributors
         Administration
         Suspension of Payments or Transfers
         Ownership

PART II

         Executive Officers and Directors of BMA
         Officers and Directors of Jones & Babson, Inc.
         Voting
         Legal Opinions
         Reduction or Elimination of Surrender Charge
         Net Amount at Risk
         Maturity Date
         Misstatement of Age or Sex.
         Our Right to Contest
         Payment Options
         Federal Tax Status
         Reports to Owners
         Legal Proceedings
         Experts
         Financial Statements

APPENDIX A--Illustration of Policy Values

APPENDIX B--Rates of Return

                                   DEFINITIONS

Accumulation Value: The sum of Your Policy values in the Subaccounts, the Fixed Account and the Loan Account.

Accumulation Unit: A unit of measure used to calculate Your Accumulation Value in the Subaccounts.

Age: Issue Age is age last birthday on the Policy Date. Attained Age is the Issue Age plus the number of completed Policy Years.

Authorized Request: A request, in a form satisfactory to Us, which is received by the BMA Service Center.

Beneficiary: The person who is named in the application or at a later date to receive the Death Proceeds of the Policy or any rider(s).

BMA: Business Men's Assurance Company of America.

Business Day: Each day that the New York Stock Exchange is open for business. The Separate Account will be valued each Business Day.

Cash Surrender Value: The Accumulation Value less the surrender charge, if any, and less any Indebtedness.

Death Benefit: The amount used to determine the Death Proceeds payable upon the death of the last surviving Insured while the Policy is in force. The Death Benefit can be either Level or Adjustable.

Death Proceeds: The Death Proceeds equal the Death Benefit less any
Indebtedness.

Fixed Account: A portion of the General Account into which You can allocate Net Premiums or transfer Accumulation Values. It does not share in the investment experience of any Subaccount of the Separate Account.

General Account: Our general investment account which contains all of Our assets with the exception of the Separate Account and other segregated asset accounts.

Grace Period: The 61 days that follow the date We mail a notice to You for payment if the Cash Surrender Value is not sufficient to cover the Monthly Deduction.

Indebtedness: Unpaid Policy loans plus unpaid Policy loan interest.

Initial Base Policy Specified Amount: The amount of coverage selected by You at the time of application and which will be used to determine the Death Benefit.

Insureds: The two persons whose lives are insured under the Policy.

Investment Option(s): Those investment options available through the Separate Account.

Loan Account: An account established within Our General Account for any amounts transferred from the Fixed Account and the Separate Account as a result of loans. The Loan Account is credited with interest and is not based on the experience of any Separate Account.

Maturity Date: The date the Accumulation Value, less any Indebtedness, becomes payable to You if at least one of the Insureds is living on the Maturity Date and the Policy is in force.. Insurance may terminate prior to the Maturity Date if no Premiums are paid after the initial Premium or if additional Premiums are not sufficient to continue insurance to such date. Insurance is also affected by any changes in monthly deductions, the investment performance of the selected Subaccounts and the amount of interest We credit to the Fixed Account depending upon Your selections.

Monthly Anniversary Day: The same day of each month as the Policy Date for each succeeding month the Policy remains in force. If the Monthly Anniversary falls on a day that is not a Business Day, any Policy transaction due as of that day will be processed the first Business Day following such date.

Monthly Deduction: On the Policy Date and each Monthly Anniversary Day thereafter We deduct certain charges from Your Policy.

Net Premium: We deduct a Premium Charge from each Premium paid. The Net Premium is the Premium paid less the Premium Charge.

Owner: The Insureds are the Owner unless otherwise designated. If the Policy has joint Owners, then all reference to Owner includes the joint Owner.

Policy Anniversary: The same month and day as the Policy Date for each succeeding year the Policy remains in force.

Policy Date: The date by which Policy months, years and anniversaries are measured.

Policy Month: The one month period from the Policy Date to the same date of the next month, or from one Monthly Anniversary Day to the next.

Policy Year: The one year period from the Policy Date to the first Policy Anniversary or from one Policy Anniversary to the next.

Premium: A payment You make towards the Policy that does not re-pay any Indebtedness.

Rate Class: This is anything that would affect the level of Your Premium, such as health status and tobacco use.

Reinstatement: To restore coverage after the Policy has terminated.

Separate Account: A segregated asset account maintained by Us in which a portion of Our assets has been allocated for this and certain other policies.

Service Center: The office indicated in the Summary to which notices, requests and Premiums must be sent. All sums payable to Us under the Policy are payable only at the Service Center.

Specified Amount: The Initial Base Policy Specified Amount plus each increase to the Specified Amount and less each decrease to the Specified Amount.

Underwriting Process: The underwriting process begins the day We receive Your application at the Service Center and ends the day We receive and approve all required documents, including the initial Premium, necessary to put the Policy in force.

Us, We, Our: Business Men's Assurance Company of America.

You, Your, Yours: The Owner of the Policy.

                                     SUMMARY

The prospectus is divided into three sections: Summary, Part I and Part II. The sections in this summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Even more detailed information is contained in Part II.

1. THE VARIABLE LIFE INSURANCE POLICY: The variable life insurance policy offered by BMA is a contract between You, the Owner, and BMA, an insurance company.

The Policy provides for life insurance coverage on the lives of two persons who are referred to as the Insureds. Upon the death of the last surviving Insured the payment of the Death Proceeds will be made to your selected Beneficiary, which should be excludable from the gross income of the Beneficiary. The Policy can be used to create or conserve one's estate or to save for retirement. The Policy can also be used for certain business purposes, such as keyman insurance. The Insureds are the Owner of the Policy unless you tell us otherwise.

Under the Policy, You may, subject to certain limitations, make Premium payments, in any amount and at any frequency. The Policy provides an Accumulation Value, surrender rights, loan privileges and other features traditionally associated with life insurance.

The Policy has a no-lapse guarantee in the first five years providing the no-lapse Monthly Minimum Premiums are paid. The Policy can lapse (terminate without value) when the Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period of 61 days has expired without an adequate payment being made.

You should consult Your Policy for further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to Your Policy.

2. PURCHASES: You can buy the Policy by completing the proper forms. Your registered representative can help You. The minimum initial Premium We will accept will be computed for You with respect to the Specified Amount You have requested. In some circumstances We may contact You for additional information regarding the Insureds and may require the Insureds to provide Us with medical records, a physician's statement or a complete paramedical examination.

The Policy is a flexible premium policy and unlike traditional insurance policies, there is no fixed schedule for Premium payments after the initial Premium. Although you may establish a schedule of Premium payments (Planned Premium), if you fail to make the Planned Premium payments it will not necessarily cause the Policy to lapse nor will paying the Planned Premium payments guarantee that a Policy will remain in force until maturity. Under most circumstances it is anticipated that You will need to make additional Premium payments, after the initial Premium, to keep the Policy in force.

3. INVESTMENT CHOICES: You can put Your money in the Fixed Account or in any or all of the Investment Options which are briefly described in Section 3--Investment Choices and are more fully described in the prospectuses for the funds.

4. EXPENSES: The Policy has both insurance and investment features, and there are costs related to each that reduce the return on Your investment.

We deduct a Premium Charge from each Premium payment made. The Premium Charge is as follows:

         Policy Years 1-10:                  8.0% of all Premiums.

         Policy Years 11 and later:          4.0% of all Premiums.

We deduct a Policy Charge each month from the unloaned Accumulation Value of the Policy. The Policy Charge is as follows:

         Policy Year 1:             $35 each month

         Policy Years 2 and later:  Currently, $7.50 each month. This charge is not guaranteed and may be increased, but it will not exceed $10.

We deduct a Per $1,000 of Specified Amount Charge each month from the unloaned Accumulation Value of the Policy. The Per $1,000 of Specified Amount Charge is equal to $.08 per month per $1,000 of Initial Base Policy Specified Amount for the first Policy Year. This charge will also be assessed during the 12 months following an increase to the Specified Amount.

We deduct a Risk Charge each month from the unloaned Accumulation Value of the Policy. The Risk Charge is calculated as follows:

          Policy Years 1-15:                 Each month, 0.07%, on a monthly
                                             basis, of the Accumulation Value
                                             in the Separate Account.

          Policy Years 16 and later:         Each month, 0.03%, on a monthly
                                             basis, of the Accumulation Value
                                             in the Separate Account.

Each month We will make a deduction from the unloaned Accumulation Value of the Policy for the cost of insurance. This charge will depend upon the Specified Amount, Your Accumulation Value, the sex, age and Rate Class of each Insured and the Policy Year. We may also charge for any riders attached to the Policy.

There are also daily investment charges which apply to the average daily value of the Investment Options. These charges are deducted from the Investment Options and range on an annual basis from .26% to 1.25%, depending on the Investment Option.

We may assess a surrender charge which depends upon Your Initial Base Policy Specified Amount, the year of surrender, issue Age, sex and Rate Class. The maximum surrender charge that will be deducted is $40.00 per $1,000 specified amount. The maximum charge varies by issue Age, sex and tobacco use and ranges from $1.50 to $40.00 per $1,000. See "Expenses--Surrender Charge" in Part I for more information. The surrender charge for total surrenders is level for the first three Policy Years then grades down (pursuant to a set formula) each month beginning in the forth Policy Year and is zero in Policy Years 16 and later. Your Policy is issued with a surrender charge schedule which shows the surrender charge at the end of the Policy Year. The charge is not affected by the addition of riders.

When You make a partial surrender, We assess a pro-rata portion of the surrender charge. In the event that You increase Your Specified Amount, a new surrender charge schedule will be imposed on the increased amount.

There is a partial surrender fee of $25 assessed for any partial surrender in addition to any surrender charge that may be assessed. The partial surrender fee is deducted from the unloaned Accumulation Value of the Policy.

Each transfer after 12 in any calendar year, unless the transfer is pre-scheduled, will incur a transfer fee of $25.

5. DEATH BENEFIT: The amount of the Death Benefit depends on:

     o    the Specified Amount of Your Policy,

     o the Death Benefit option in effect at the time of the last surviving Insured's death, and

     o    under some circumstances, Your Policy's Accumulation Value.

There are two Death Benefit options: Level Death Benefit and Adjustable Death Benefit. Under certain circumstances, You can change Death Benefit options. You can also change the Specified Amount under certain circumstances.

The actual amount payable to Your Beneficiary is the Death Proceeds which is equal to the Death Benefit less any Indebtedness. At the time of application for a Policy, You designate a Beneficiary who is the person or persons who will receive the Death Proceeds. You can change Your Beneficiary unless You have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

All or part of the Death Proceeds may be paid in a lump sum or applied under one of the Payment Options contained in the Policy.

6. TAXES: Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the Death Proceeds paid under the Policy should be excludable from the gross income of the Beneficiary. Your earnings in the Policy are not taxed until You take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If You are younger than 59 1/2 when You take money out of a MEC, You may also be subject to a 10% federal tax penalty on the earnings withdrawn.

7. ACCESS TO YOUR MONEY: You can terminate the Policy at any time and We will pay You the Cash Surrender Value. After the first Policy Year, You may surrender a part of the Cash Surrender Value subject to the requirements of the Policy. When You terminate Your Policy or make a partial surrender, a surrender charge (or a portion thereof in the case of a partial surrender) may be assessed.

You can also borrow some of Your Accumulation Value.

8.       OTHER INFORMATION:

Free Look.

You can cancel the Policy within ten days after You receive it (or whatever period is required in Your state) and We will refund all Premiums paid less any Indebtedness. Upon completion of the Underwriting Process, We will allocate the initial Net Premium to the Money Market Portfolio for fifteen days (or the Free Look period required in Your state plus five days). After that, We will invest Your Accumulation Value as You requested.

Who Should Purchase the Policy?

The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their Policies through investment in the Investment Options.

The Policy offers the following to individuals:

     o    create or conserve one's estate.

     o    supplement retirement income.

     o    access to funds through loans and surrenders.

The Policy offers the following to businesses:

     o    protection for the business in the event a key employee dies.

     o    provide debt protection for business loans.

     o create a fund for employee benefits, buy-outs and future business needs.

If You currently own a variable life insurance policy on the life of any of the Insureds, You should consider whether the purchase of the Policy is appropriate.

Also, You should carefully consider whether the Policy should be used to replace an existing Policy on the life of either of the Insureds.

Additional Features

     o You can arrange to have a regular amount of money automatically transferred from the Money Market Portfolio to the Investment Options each month, theoretically giving You a lower average cost per unit over time than a single one time purchase. We call this feature the Dollar Cost Averaging Option.

     o We will automatically readjust Your money between Investment Options periodically to keep the blend You select. We call this feature the Asset Rebalancing Option.

     o If the Insureds get a divorce or, under certain circumstances, if there is a significant change to the Federal Tax Law, We will exchange the Policy for two individual Policies. We call this feature the Exchange Option Rider.

     o If You pay a certain required Premium, We guarantee that the Policy will not lapse even if Your Accumulation Value is not sufficient to cover the Monthly Deductions. We call this feature the Guaranteed Minimum Death Benefit Rider.

     o We also offer a number of additional riders that are common for universal life policies.

These features and riders may not be available in Your state and may not be suitable for Your particular situation.

9. INQUIRIES: If You need more information about buying a Policy, or, if You need policy owner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact Us at our service center:

         BMA
         9735 Landmark Parkway Drive
         St. Louis, Missouri 64141-2879
         1-800-423-9398

                                     PART I

1.        THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy is a contract between You, the Owner, and BMA, an insurance company. The Policy can be used to create or conserve one's estate and for retirement planning for individuals. It can also be used for certain business purposes.

The Policy provides for life insurance coverage on the lives of two persons (the "Insureds") and has Accumulation Values, a Death Benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance policy, the Accumulation Value, to the extent invested in the Investment Options, will increase or decrease depending upon the investment experience of those Investment Options. The duration or amount of the Death Benefit may also vary based on the investment performance of the underlying Investment Options. To the extent you allocated premium or accumulation value to the separate account, you bear the investment risk. If the Cash Surrender Value is insufficient to pay the Monthly Deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a Death Benefit which will be paid to Your named Beneficiary. Upon the death of the last surviving Insured, the Death Proceeds are paid to Your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free Death Proceeds makes this an excellent way to accumulate money You don't think you'll use in Your lifetime and is a tax-efficient way to provide for those You leave behind. If You need access to Your money, You can borrow from the Policy or make a total or partial surrender.

You should consult Your Policy for further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to Your Policy.

2.       PURCHASES

PREMIUMS

Premiums are the monies You give Us to buy the Policy. The Policy is a Flexible Premium Policy which allows You to make Premium payments in any amount and at any time, subject of course to making sufficient Premium payments to keep the Policy in force. Even though the Policy is flexible, when You apply for coverage You can establish a schedule of Premium payments (Planned Premium). The Planned Premium is selected by You. Thus they will differ from Policy to Policy. You should consult Your Registered Representative about Your Planned Premium.

We guarantee that the Policy will stay in force for the first five years after issue if total Premiums paid are at least as great as:

     1.   the cumulative five year No-Lapse Monthly Minimum Premium; plus

     2.   the total of all partial surrenders made; plus

     3.   Indebtedness.

We will establish a No-Lapse Monthly Minimum Premium at the time you apply for coverage which is the smallest level of Planned Premium.

The Policy will remain in force if the Cash Surrender Value is greater than the next Monthly Deduction regardless of how long it has been in force.

Additional Premiums may be paid at any time. However, We reserve the right to limit the number and amount of additional Premiums. Under some circumstances, We may require evidence that the Insureds are still insurable. All Premiums are payable at the Service Center.

APPLICATION FOR A POLICY

In order to purchase a Policy, You must submit an application to Us that requests information about the proposed Insureds. In some cases, We will ask for additional information. We may request that the Insureds provide Us with medical records, a physician's statement or possibly require other medical tests.

ISSUE AGES

We currently issue to Insureds whose ages are 20-90. The older Insured must be no older than 90 and the younger Insured must be no older than 85. Standard rates are issued to ages 20-90 and Preferred rates are issued to ages 20-85.

We will review all the information We are provided about the Insureds and determine whether or not the Insureds meet Our standards for issuing the Policy. This process is called underwriting. If the Insureds meet all of Our underwriting requirements, We will issue a Policy. There are several underwriting classes under which the Policy may be issued.

The underwriting period could be up to 60 days or longer from the time the application is signed. If We receive the initial Premium with the application, Your Registered Representative will give you a conditional receipt. If You receive a conditional receipt, you will be eligible for conditional coverage. The conditional coverage, if You meet the conditions specified on the conditional receipt, will be effective from the later date of the application, a medical exam, if required, or a date You request (it must be within 60 days of the date of the application). It will expire 60 days from the effective date. The conditional insurance is subject to a number of restrictions and is only applicable if the proposed Insureds were an acceptable risk for the insurance applied for.

APPLICATION OF PREMIUMS

When You purchase a Policy and We receive money with Your application, We will initially put Your money in Our General Account. Your money will remain in Our General Account during the Underwriting Process. Upon completion of the Underwriting Process, Your money will be moved to the Money Market Portfolio where it will remain for 15 days (or the period required in Your state plus five days). After the 15 days, We will allocate Your money less any charges, plus interest earned to the Investment Option(s) You requested in the application. All allocation directions must be in whole percentages. If You pay additional Premiums, We will allocate them in the same way as Your first Premium unless You tell Us otherwise.

If You change Your mind about owning a Policy, You can cancel it within 10 days after receiving it (or the period required in Your state) (Free Look Period). (If the Owner is a resident of California and is age 60 or older, the period is 30 days.) When You cancel the Policy within this time period, We will not assess a Surrender Charge and will give You back Your Premium payment less any Indebtedness.

When Your application for the Policy is in good order, We will invest Your first Premium in the Money Market Portfolio within two days after We have completed Our underwriting. Subsequent Premiums will be allocated in accordance with the selections in Your application.

If as a result of Our underwriting review, We do not issue You a Policy, We will return Your Premium, and interest, if any, required by Your state. If We do issue a Policy, on the Policy Date We will deduct the first Monthly Deduction and credit interest. The maximum first Monthly Deduction is 100% of the first net Premium paid. The maximum deduction that We will take from the Premium is 8.0% of the Premium paid.

EXCHANGE OPTION

We will exchange this Policy for two individual Policies on the life of each Insured, subject to the following occurrences:

     1. A final divorce decree on the Insureds' marriage is issued and in effect for 6 months. The Insureds must have been married to each other on the Policy Date.

     2. A significant change to the Federal Tax Law of the Internal Revenue Code that results in (1) or (2) below:

          a)   The repeal of the unlimited marital deduction provision; or

          b) The tax rate in the maximum federal estate bracket is reduced to 25% or less.

GRACE PERIOD

Your Policy will stay in effect as long as Your Cash Surrender Value is sufficient to cover Monthly Deductions. If the Cash Surrender Value of Your Policy is not enough to cover these deductions, We will mail You a notice. You will have 61 days from the time the notice is mailed to You to send Us the required payment. This is called the Grace Period. During the first five Policy Years, the Policy will not terminate if the cumulative Premiums paid equal the No-Lapse Monthly Premium shown in the Policy times the number of monthly Anniversary Days that have occurred plus one. The cumulative Premiums paid are equal to:

     o    the total Premiums paid; less

     o    any Indebtedness; less

     o any partial surrenders, Partial Surrender Fees assessed and any pro-rata charge assessed for the partial surrenders.

If the last surviving Insured dies during the Grace Period, the Premiums required to provide coverage to the date of the last surviving Insureds' death will be deducted from any amounts payable under the policy.

ACCUMULATION UNIT VALUES

The value of Your Policy that is invested in the Investment Option(s) will go up or down depending upon the investment performance of the Investment Option(s) You choose. In order to keep track of the value of Your Policy, We use a unit of measure We call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every Business Day We determine the value of an Accumulation Unit for each of the Investment Options. The value of an Accumulation Unit for any given Business Day is determined by multiplying a factor We call the net investment factor times the value of the Accumulation Unit for the previous Business Day. We do this for each Investment Option. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Option share. Our Business Days are each day that the New York Stock Exchange is open for business. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

When You make a Premium payment, We credit Your Policy with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of Net Premium allocated to an Investment Option by the value of the Accumulation Unit for the Investment Option for the Business Day when the Premium payment is applied to Your Policy.

We calculate the value of an Accumulation Unit for each Investment Option after the New York Stock Exchange closes each Business Day and then apply it to Your Policy.

When We assess the Monthly Deductions, We do so by deducting Accumulation Units from Your Policy. When You have selected more than one Investment Option and/or the Fixed Account, We make the deductions pro-rata from all the Investment Options and the Fixed Account.

When You make a surrender We determine the number of Accumulation Units to be deducted by dividing the amount of the surrender from an Investment Option by the value of an Accumulation Unit for the Investment Option. The resulting number of Accumulation Units is deducted from Your Policy. When You make a transfer from one Investment Option to another We treat the transaction by its component parts, i.e. a surrender and a purchase.

EXAMPLE:

         On Monday We receive a Premium payment from You. You have told Us You want $700 of this payment to go to the Large Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, We determine that the value of an Accumulation Unit for the Large Cap Value Portfolio is $12.70. We then divide $700 by $12.70 and credit Your Policy on Monday night with 55.12 Accumulation Units for the Large Cap Value Portfolio.

RIGHT TO REFUND

To receive the tax treatment accorded life insurance under Federal laws, insurance under the Policy must initially qualify and continue to qualify as life insurance under the Internal Revenue Code. To maintain qualification to the maximum extent permitted by law, We reserve the right to return Premiums you have paid which We determine will cause any coverage under the Policy to fail to qualify as life insurance under applicable tax law and any changes in applicable tax laws or will cause it to become a Modified Endowment Contract (MEC). Additionally, We reserve the right to make changes in the Policy or to make distributions to the extent We determine necessary to continue to qualify the Policy as life insurance and to comply with applicable laws. We will provide You advance written notice of any change.

If subsequent Premium payments will cause Your Policy to become a MEC We will contact You prior to applying the Premium. If You elect to have the Premium applied, We require that You acknowledge in writing that You understand the tax consequences of a MEC before We will apply the Premiums. Section 6 contains a discussion of certain tax considerations, including MECs.

EXCHANGE OF A POLICY FOR A BMA POLICY

Under federal tax law a life insurance policy may be exchanged tax-free for another life insurance policy. However, a policy received in exchange for a MEC will also be treated as a MEC. Any exchange of a policy for a BMA Policy must meet Our policy exchange rules in effect at that time.

3.       INVESTMENT CHOICES

The Policy offers 24 investment choices--a Fixed Account and 23 Investment Options. Additional Investment Options may be available in the future.

You should read the prospectuses for these funds carefully. Copies of these prospectuses will be sent to you with your Policy. Certain portfolios contained in the fund prospectuses may not be available with Your Policy. Below is a summary of the investment objectives and strategies of each Investment Option. There can be no assurance that the investment objectives will be achieved. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks of each Investment Option.

Shares of the funds are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with BMA. Certain portfolios are also sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

BMA may enter into certain arrangements under which it is reimbursed by the Investment Options' advisers, distributors and/or affiliates for the administrative services which it provides to the Investment Options.

The investment objectives and policies of certain of the Investment Options are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers.

An Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow.

INVESTORS MARK SERIES FUND, INC.

Investors Mark Series Fund, Inc. is managed by Investors Mark Advisors, LLC (Adviser), which is an affiliate of BMA. Investors Mark Series Fund, Inc. is a mutual fund with multiple portfolios. Each Investment Option has a different investment objective. The Adviser has engaged sub-advisers to provide investment advice for the individual Investment Options. The following Investment Options are available under the Policy:

Standish, Ayer & Wood, Inc. is the Sub-Adviser to the following Portfolios:

          Intermediate Fixed Income Portfolio

The goal of this Portfolio is a high level of current income with stability of principal and liquidity. The Portfolio seeks to accomplish this by investing in intermediate term, high-quality corporate and mortgage-backed fixed income investments. The average maturity of the investments in the Portfolio is five to thirteen years. The Portfolio also looks for other opportunities to invest in securities that have the potential for capital appreciation, but are not likely to add risk to the Portfolio.

         Mid Cap Equity Portfolio

The goal of the Portfolio is to achieve long-term growth by investing in the common stock of mid-sized U.S. companies.

Stocks must meet two criteria in order to be included in the Portfolio:

     o    they must have above-average growth potential and momentum, and

     o they must be undervalued, or "cheap," relative to other stocks and the market as a whole.

The Portfolio's Adviser uses both mathematical models and years of experience in individual judgment to make the stock buy and sell decisions for the Portfolio.

         Money Market Portfolio

The goal of this Portfolio is to earn the highest possible level of current income while preserving capital and maintaining liquidity. It invests in carefully selected short-term fixed income securities issued by the U.S. government and its agencies and by other stable financial institutions.

Standish International Management Company, L.P. is the Sub-Adviser to the following Portfolio:

         Global Fixed Income Portfolio

The Portfolio's objective is to maximize total return and to generate a market level return while preserving both liquidity and principal. Typically, assets are diversified across ten or more countries.

Stein Roe & Farnham Incorporated is the Sub-Adviser to the following Portfolios:

         Small Cap Equity Portfolio

This Portfolio seeks long-term growth by investing in small and medium-sized entrepreneurially managed companies that the Portfolio's Adviser believes are selling at attractive prices and that enjoy good management.

         Large Cap Growth Portfolio

The goal of this Portfolio is long-term capital appreciation. The Portfolio invests, under normal circumstances, at least 65 percent of its total assets in common stocks and other equity type securities believed to have the ability to appreciate in value over time. The Portfolio's Adviser seeks to invest in companies that it believes have the potential to maintain their competitive advantages and to create wealth over a long period of time.

David L. Babson & Co., Inc. is the Sub-Adviser to the following Portfolio:

         Large Cap Value Portfolio

The goal of this Portfolio is long-term capital growth. It invests in common stocks that are seen as undervalued, or "cheap," relative to corporate earnings, dividends, and/or assets-striving to achieve above-average return with below average risk.

Lord, Abbett & Co. is the Sub-Adviser to the following Portfolio:

         Growth & Income Portfolio

This Portfolio is value driven, seeking long-term growth of capital and income without a lot of fluctuation in market value. It invests in large, seasoned companies in sound financial condition that are expected to show above average price appreciation.

Kornitzer Capital Management, Inc. is the Sub-Adviser to the following
Portfolio:

         Balanced Portfolio

The goal of this Portfolio is both long-term capital growth and high current income. It invests in both stocks and fixed income securities. The balance of stocks and bonds in the Portfolio can change based on the Portfolio Adviser's view of economic conditions, interest rates, and stock prices. The fund also invests in convertible bonds and convertible preferred stocks. Convertible securities offer current income like a corporate bond, but can also provide capital appreciation through their conversion feature (the right to convert to common stock).

BERGER INSTITUTIONAL PRODUCTS TRUST

Berger Institutional Products Trust is a mutual fund with multiple portfolios. Berger LLC is the investment adviser to all portfolios. Berger LLC has retained Bank of Ireland Asset Management (U.S.) Limited ("BIAM") as the subadviser to the Berger IPT--International Fund. The following Investment Option is available under the Policy:

         Berger IPT-International Fund

The goal of this Fund is long-term capital appreciation through investments in non-U.S. equity securities of well-established companies. The primary focus of the fund is on undervalued, or "cheap," stocks of mid-sized to large companies.

THE ALGER AMERICAN FUND

The Alger American Fund is a mutual fund with multiple portfolios. Fred Alger Management, Inc. serves as the investment adviser. The following Investment Options are available under the Policy:

         Alger American Growth Portfolio

This Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies.

         Alger American Leveraged AllCap Portfolio

This Portfolio seeks long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money in amounts up to one-third of its total assets to buy additional securities.

         Alger American MidCap Growth Portfolio

This Portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index(R).

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is a series of funds managed by American Century Investment Management, Inc. The following Investment Options are available under the Policy:

         VP Income & Growth

This Portfolio seeks dividend growth, current income, and capital appreciation by investing in common stocks. The Portfolio invests in mainly large company stocks, such as those in the Standard & Poor's 500 Composite Stock Price Index, but it also may invest in the stocks of small and medium-size companies. The management team strives to outperform the Standard & Poor's 500 Composite Stock Price Index over time while matching its risk characteristics.

         VP Value

This Portfolio seeks long-term capital growth as a primary objective and income as a secondary objective. It invests in well-established companies that the Portfolio's Adviser believes are undervalued at the time of purchase.

DREYFUS STOCK INDEX FUND

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

The objective of this Portfolio is to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500). To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND

The Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser. The following Investment Option is available under the Policy:

         Dreyfus VIF Disciplined Stock Portfolio

This Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the portfolio invests in a blended portfolio of growth and value stocks chosen through a disciplined investment process.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II

Variable Insurance Products Fund and Variable Insurance Products Fund II are each mutual funds managed by Fidelity Management & Research Company. The following Investment Options are available under the Policy:

         Fidelity VIP Overseas Portfolio

This Portfolio seeks long-term growth of capital by investing at least 65% of total assets in foreign securities and allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

         Fidelity VIP Growth Portfolio

This Portfolio seeks to achieve capital appreciation by investing primarily in common stocks of companies that the Adviser believes have above-average growth potential (stocks of these companies are often called "growth" stocks).

         Fidelity VIP II Contrafund Portfolio

This Portfolio seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the Adviser believes is not fully recognized by the public.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following Investment Options are available under the Policy:

         INVESCO VIF--High Yield Fund

The objective of this Portfolio is to seek a high level of current income by investing substantially all of its assets in lower-rated debt bonds and other debt securities as well as preferred stock. A secondary goal is long-term capital appreciation.

          INVESCO VIF--Equity Income Fund

This Portfolio seeks capital appreciation with high current income as a secondary goal. The Portfolio normally invests at least 65% of its assets in dividend paying common and preferred stocks. The remaining assets are generally invested in income producing securities such as corporate bonds; however, in order to take advantage of strong equity markets, there are no limits on the amount of equity securities in which the Portfolio may invest. The Portfolio may invest up to 30 percent of its total assets in non-dividend paying common stocks.

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management, a division of Lazard Freres & Co. LLC, a New York limited liability company, is the investment manager for each portfolio. The following Investment Option is available under the Policy:

         Lazard Retirement Small Cap Portfolio

This Portfolio seeks long-term capital appreciation. It invests primarily in equity securities, principally common stocks, of relatively small U.S. companies in the range of the Russell 2000 Index that the manager believes are undervalued based on their earnings, cash flow or asset values.

TRANSFERS

You can transfer money among the Fixed Account and the Investment Options. You can make 12 free transfers each calendar year. You can make a transfer to or from the Fixed Account and to or from any Investment Option. If You make more than 12 transfers in a calendar year, there is a transfer fee deducted. The fee is $25 per transfer. The following apply to any transfer:

     1. The minimum amount which You can transfer from the Fixed Account or any Investment Option is $250 or Your entire interest in the Investment Option or the Fixed Account, if the remaining balance is less than $250.

     2. The maximum amount which can be transferred from the Fixed Account is limited to 25% of the Accumulation Value in the Fixed Account. Only one transfer out of the Fixed Account is allowed each Calendar Year. These requirements are waived if the transfer is pursuant to a pre-scheduled transfer.

     3. The minimum amount which must remain in any Investment Option or Fixed Account after a transfer is $250.

     4. A transfer will be effective as of the end of the Business Day when We receive an Authorized Request at the Service Center.

     5. Neither We nor Our Service Center is liable for a transfer made in accordance with Your instructions.

     6. We reserve the right to restrict the number of transfers per year and to restrict transfers from being made on consecutive Business Days.

     7. Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more Owners is, or would be, to the disadvantage of other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to or from one or more of the Investment Options and could include but not be limited to:

          o    a requirement of a minimum time period between each transfer;

          o not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Owner; or

          o limiting the dollar amount that may be transferred by an Owner at any one time.

TELEPHONE TRANSFERS

You may elect to make transfers by telephone. To elect this option You must do so in an Authorized Request. If there are Joint Owners, unless We are instructed to the contrary, instructions will be accepted from either one of the Joint Owners. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If We do not, We may be liable for any losses due to unauthorized or fraudulent instructions. The Service Center tape records all telephone instructions. Transfers do not change the allocation instructions for future Premiums.

DOLLAR COST AVERAGING

The Dollar Cost Averaging Option allows You to systematically transfer a set amount each month from the Money Market Portfolio to any of the other Investment Option(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, You may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $250. You must have an unloaned Accumulation Value of at least $5,000. The amount required to complete Your program must be in the source account in order to participate in dollar cost averaging.

All dollar cost averaging transfers will be made on the 15th day of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. You must participate in dollar cost averaging for at least 6 months.

If You participate in dollar cost averaging, the transfers made under this option are not taken into account in determining any transfer fee. Currently, there is no charge for participating in Dollar Cost Averaging.

ASSET REBALANCING OPTION

Once Your money has been allocated among the Investment Options, the performance of the Accumulation Value of each option may cause Your allocation to shift. If the unloaned Accumulation Value of Your Policy is at least $5,000, You can direct Us to automatically rebalance Your Policy each quarter to return to Your original percentage allocations by selecting Our asset rebalancing option. The program will terminate if You make any transfer outside of the Investment Options You have selected under the asset rebalancing option. The minimum period to participate in this program is 6 months. The transfer date will be the 15th of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. The Fixed Account is not part of asset rebalancing.

If You participate in the asset rebalancing option, the transfers made under the program are not taken into account in determining any transfer fee. Currently, there is no charge for participating in the asset rebalancing option.

ASSET REBALANCING EXAMPLE:

Assume that You want the Accumulation Value split between two Investment Options. You want 40% to be in the Intermediate Fixed Income Portfolio and 60% to be in the Mid Cap Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Intermediate Fixed Income Portfolio now represents 50% of Your holdings because of its increase in value. If You had chosen to have Your holdings rebalanced quarterly, on the first day of the next quarter, We would sell some of Your units in the Intermediate Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Mid Cap Equity Portfolio to increase those holdings to 60%.

SUBSTITUTION

We may be required to substitute one of the Investment Options You have selected with another Investment Option. We would not do this without the prior approval of the Securities and Exchange Commission. We will give You notice of Our intent to do this.

4.       EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on Your investment in the Policy. The charges and expenses are:

PREMIUM CHARGE

We deduct a Premium Charge from each Premium payment You make. We consider a portion of the Premium Charge a sales load. The sales load portion is 5.0% of Premiums paid during the first ten Policy Years and 2.0% of Premiums paid thereafter. The portion of the Surrender Charge that does not recover issue and underwriting expenses is assessed as a sales load but only if the Policy is surrendered during the first fifteen Policy Years. The Premium Charge is as follows:

           Policy Years 1-10:                  8.0% of all Premiums.

           Policy Years 11 and later:          4.0% of all Premiums.

The Premium Charge is to cover some of Our costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, DAC tax (Deferred Acquisition Costs) and administrative costs.

MONTHLY DEDUCTION

The initial Monthly Deduction is made on the Policy Date. On each Monthly Anniversary Day We make a Monthly Deduction from the Accumulation Value of Your Policy. The Monthly Deduction will be taken on a pro-rata basis from the Investment Options and the Fixed Account, exclusive of the Loan Account. The Monthly Deduction equals:

     o    the Cost of Insurance for the Policy; plus

     o    the monthly rider charges, if any; plus

     o    the Per $1,000 of Specified Amount Charge; plus

     o    the Risk Charge; plus

     o    the monthly Policy Charge.

Cost of Insurance. This charge compensates Us for insurance coverage provided for the month. The cost of insurance charge for a Policy month equals the appropriate current cost of insurance rate per $1,000, including any special Rate Classes, times the net amount at risk. The net amount at risk is different for the Level Death Benefit Option and the Adjustable Death Benefit Option. Part II contains a more detailed description of the net amount at risk.

The monthly cost of insurance rate, per $1,000 of net amount at risk, is based on:

     o    issue Age of each of the Insureds;

     o    sex of each of the Insureds;

     o    Rate Class of each of the Insureds; and

     o    the Policy Year.

We will determine the monthly cost of insurance rates based on the expectations as to future experience. We may charge less than the maximum cost of insurance rates as shown in the Table of Cost of Insurance Rates contained in Your Policy. Any change in the cost of insurance rates will apply to Insureds of the same Age, sex, Rate Class and Policy Year. The cost of insurance rates are greater for Insureds in special Rate Classes.

Monthly Rider Charges. We charge separately for any riders attached to the Policy. We deduct the cost of the riders for a Policy Month as part of the Monthly Deduction on each Monthly Anniversary Day.

Per $1,000 of Specified Amount Charge. We assess a Per $1,000 of Specified Amount Charge which is equal to $0.08 per month per $1,000 of Initial Base Policy Specified Amount for the first Policy Year. It is also deducted each month for the next 12 months following an increase to the Specified Amount.

Risk Charge. We assess a Risk Charge which is deducted as part of the Monthly Deduction. The Risk Charge is calculated as follows:

        Policy Years 1-15:             Each month, 0.07%, on a monthly basis,
                                       of the Accumulation Value in the Separate
                                       Account.

        Policy Years 16 and later:     Each month, 0.03%, on a monthly basis,
                                       of the Accumulation Value in the
                                       Separate Account.

The Risk Charge compensates Us for some of the mortality risks We assume, and the risk that We will experience costs above that for which We are compensated. It also compensates Us for some of the administrative costs in administering the Policy. We expect to profit from the charge.

Policy Charge. We assess a Policy Charge which is deducted each Monthly Anniversary Day. The Policy Charge is:

         Policy Year 1:             $35 each month

         Policy Years 2 and later:  Currently, $7.50 each month. This charge is not guaranteed and may be increased, but it will not exceed $10.

The Policy Charge compensates Us for some of the administrative costs of the Policy and the Separate Account.

SURRENDER CHARGE

If the Policy is surrendered before the 15th Policy Anniversary or within 15 years following the effective date of any increase in Specified Amount, a Surrender Charge may be deducted. The Surrender Charge specific to Your Policy is shown on Your Policy Schedule.

The maximum Surrender Charge that will be assessed ranges from $1.50 to $40.00 per $1,000 of Specified Amount.

The charge is not affected by the addition of riders. After the third Policy Year, or after three years following the effective date of an increase, the Surrender Charge for subsequent Policy Years decreases annually on the policy Anniversary or the anniversary of any Specified Amount increase (pursuant to a formula). When there is a partial surrender of Cash Surrender Value, a pro-rata portion of the Surrender Charge is assessed for any amount that the Specified Amount is reduced. The pro-rata Surrender Charge is calculated in the same manner as for a requested decrease.

The Surrender Charge and the pro-rata Surrender Charge compensates Us for the costs associated with selling the Policy and for issue and underwriting expenses.

PARTIAL SURRENDER FEE
When there is a partial surrender of the Cash Surrender Value, in addition to any Surrender Charge that may be assessed, We will charge a Partial Surrender Fee of $25. This charge compensates Us for administrative expenses associated with a surrender.

The Surrender Charge and Partial Surrender Fee are deducted from the unloaned Accumulation Value of the Policy. The Partial Surrender Fee is deducted pro-rata from the Investment Option(s) and/or the Fixed Account from which the withdrawal is made.

REDUCTION OR ELIMINATION OF THE SURRENDER CHARGE

We may reduce or eliminate the amount of the Surrender Charge when the Policy is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the Policy or a prospective purchaser already had a relationship with Us. We will not deduct a Surrender Charge under a Policy issued to an officer, director or employee of BMA or any of its affiliates.

TRANSFER FEE

You can make 12 free transfers every calendar year. If You make more than 12 transfers in a calendar year, We will deduct a transfer fee of $25. If We do assess a transfer fee, it will be deducted from the amount transferred.

If the transfer is part of the Dollar Cost Averaging Option or the Asset Rebalancing Option, it will not count in determining the transfer fee.

TAXES

We do not currently assess any charge for income taxes which We incur as a result of the operation of the Separate Account. We reserve the right to assess a charge for such taxes against the Separate Account or your Accumulation Value if we determine that such taxes will be incurred.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of the various Investment Options, which are summarized below. See the fund prospectuses for more information.


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
                                             INVESTMENT OPTION EXPENSES

                    (as a percentage of the average daily net assets of an Investment Option for the most recent fiscal year, except as noted)


                                                                                                      Total Annual
                                                                                      Other            Portfolio
                                                                                     Expenses           Expenses
                                                                                      (after             (after
                                                                                  reimbursement      reimbursement
                                                        Management      12b-1      for certain        for certain
                                                           Fees          Fees      Portfolios)        Portfolios)
                                                       -------------   -------   ---------------   -----------------
INVESTORS MARK SERIES FUND,
INC.(1)
Intermediate Fixed Income Portfolio                          .60%         --             .20%               .80%
Mid Cap Equity Portfolio                                     .80%         --             .10%               .90%
Money Market Portfolio                                       .40%         --             .10%               .50%
Global Fixed Income Portfolio                                .75%         --             .25%              1.00%
Small Cap Equity Portfolio                                   .95%         --             .10%              1.05%
Large Cap Growth Portfolio                                   .80%         --             .10%               .90%
Large Cap Value Portfolio                                    .80%         --             .10%               .90%
Growth & Income Portfolio                                    .80%         --             .10%               .90%
Balanced Portfolio                                           .80%         --             .10%               .90%

BERGER INSTITUTIONAL PRODUCTS
TRUST(2)
Berger IPT--International Fund                               .85%         --             .35%              1.20%


THE ALGER AMERICAN FUND
Alger American Growth Portfolio                              .75%         --             .04%               .79%
Alger American Leveraged AllCap Portfolio(3)                 .85%         --             .08%               .93%
Alger American MidCap Growth Portfolio                       .80%         --             .05%               .85%


AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.
VP Value                                                    1.00%         --             .00%              1.00%
VP Income & Growth                                           .70%         --             .00%               .70%


DREYFUS STOCK INDEX FUND                                     .25%         --             .01%               .26%

DREYFUS VARIABLE INVESTMENT FUND
Dreyfus VIF Disciplined Stock Portfolio                      .75%         --             .06%               .81%



VARIABLE INSURANCE PRODUCTS FUND,
 VARIABLE INSURANCE PRODUCTS FUND
 II, SERVICE CLASS II
Fidelity VIP Overseas Portfolio                              .73%       .25%             .18%              1.16%
Fidelity VIP Growth Portfolio                                .58%       .25%             .10%               .93%
Fidelity VIP II Contrafund Portfolio                         .58%       .25%             .12%               .95%


INVESCO VARIABLE INVESTMENT
 FUNDS, INC.(4)
INVESCO VIF--High Yield Fund                                 .60%         --             .47%              1.07%
INVESCO VIF--Equity Income Fund                              .75%         --             .42%              1.17%


LAZARD RETIREMENT SERIES, INC.(5)
Lazard Retirement Small Cap Portfolio                        .75%       .25%             .25%              1.25%

(1) Investors Mark Advisors, LLC voluntarily agreed to reimburse expenses of each Portfolio of Investors Mark Series Fund, Inc. for the year ended December 31, 1999 and will continue this arrangement until April 30, 2001 so that the annual expenses do not exceed the amounts set forth above under "Total Annual Portfolio Expenses" for each Portfolio. Absent such expense reimbursement, the Total Annual Portfolio Expenses for the year ended December 31, 1999 were: 2.72% for the Money Market Portfolio; 2.25% for the Intermediate Fixed Income Portfolio; 1.67% for the Global Fixed Income Portfolio; 2.33% for the Mid Cap Growth Portfolio; 1.72% for the Balanced Portfolio; 1.67% for the Growth & Income Portfolio; 2.53% for the Small Cap Equity Portfolio; 1.49% for the Large Cap Growth Portfolio; and 1.49% for the Large Cap Value Portfolio.

(2) Berger LLC has agreed to waive its advisory fee and reimburse the Berger IPT--International Fund for additional expenses to the extent that normal operating expenses in any fiscal year exceed 1.20% of the Fund's average daily net assets. Absent the voluntary waiver and reimbursement for the year ended December 31, 1999, the Management Fee would have been .85% and Total Annual Portfolio Expenses would have been 2.40%.

(3) The Alger American Leveraged AllCap Portfolio's "Other Expenses" include .01% of interest expense.

(4) The Fund's actual Total Annual Fund Operating Expenses were lower than the figures shown because its custodian fees were reduced under expense offset arrangements. The expense information presented has been restated from the financials to reflect a change in the administrative services fee.

         Certain expenses of the Fund were absorbed voluntarily by INVESCO in order to ensure that expenses did not exceed 1.05% of the High Yield Fund's average net assets and 1.15% of the Equity Income Fund's average net assets pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. Without such absorption, but excluding any expense offset arrangements, Other Expenses and Total Annual Operating Expenses for the fiscal year ended December 31, 1999 were 0.48% and 1.08% respectively of the High Yield Fund's average net assets and 0.44% and 1.19% respectively of the Equity Income Fund's average net assets.

(5) Lazard Asset Management, Inc., the fund's investment adviser, has voluntarily agreed to reimburse all expenses through December 31, 2000 to the extent total annual portfolio expenses exceed in any fiscal year 1.25% of the Portfolio's average daily net assets. Absent this expense reimbursement, Total Portfolio Expenses for the year ended December 31, 1999 would have been 7.31% for the Lazard Retirement Small Cap Portfolio.

5.       DEATH BENEFIT

The primary purpose of the Policy is to provide Death Benefit protection on the lives of the Insureds. While the Policy is in force, upon the death of the last surviving Insured, the Beneficiary(ies) will receive the Death Proceeds. The Death Proceeds equal the Death Benefit under the Policy less any Indebtedness.

The amount of the Death Benefit depends upon:

     o    the Specified Amount;

     o Your Policy's Accumulation Value on the date of the last surviving Insured's death; and

     o    the Death Benefit Option in effect at the time of death.

The Policy provides two Death Benefit options:

     o    a Level Death Benefit; and

     o    an Adjustable Death Benefit.

So long as the Policy remains in force, the Death Benefit under either option will never be less than the Specified Amount.

Level Death Benefit Option. The amount of the Death Benefit under the Level Death Benefit Option is the greater of:

     1. the Specified Amount on the date of death of the last surviving Insured; or

     2. the Accumulation Value on the date of death of the last surviving Insured multiplied by the applicable factor from the Table of Minimum Death Benefit Corridor Percentages shown below.

Adjustable Death Benefit Option. The amount of the Death Benefit under the Adjustable Death Benefit Option is the greater of:

     1. the Specified Amount on the date of death of the last surviving Insured plus the Accumulation Value on the date of death of the last surviving Insured; or

     2. the Accumulation Value on the date of death of the last surviving Insured multiplied by the applicable factor from the Table of Minimum Death Benefit Corridor Percentages shown below.

The applicable percentage is a percentage that is based on the attained Age of the younger of the Insureds on the Policy Date plus the number of completed
Policy Years on the date that the Death Benefit is to be determined and is equal to the following:

        Attained           Corridor              Attained            Corridor
           Age            Percentage               Age              Percentage
   --------------        ------------         -------------       ---------------
        0-40                 250%                   60                   130%
         41                  243%                   61                   128%
         42                  236%                   62                   126%
         43                  229%                   63                   124%
         44                  222%                   64                   122%
         45                  215%                   65                   120%
         46                  209%                   66                   119%
         47                  203%                   67                   118%
         48                  197%                   68                   117%
         49                  191%                   69                   116%
         50                  185%                   70                   115%
         51                  178%                   71                   113%
         52                  171%                   72                   111%
         53                  164%                   73                   109%
         54                  157%                   74                   107%
         55                  150%                75-90                   105%
         56                  146%                   91                   104%
         57                  142%                   92                   103%
         58                  138%                   93                   102%
         59                  134%                   94                   101%
                                                 95-100                  100%

CHANGE IN DEATH BENEFIT OPTION
You may change the Death Benefit option after the Policy has been in force for at least one year, subject to the following:

     1.   You must submit an Authorized Request;

     2. once the Death Benefit option has been changed, it cannot be changed again until the next policy Year;

     3. if the Level Death Benefit Option is to be changed to the Adjustable Death Benefit Option, You must submit proof satisfactory to Us that both Insureds are still living;

     4. if the Level Death Benefit Option is changed to the Adjustable Death Benefit Option, the resulting Specified Amount can never be less than the Minimum Base Policy Specified Amount. The Specified Amount will be reduced to equal the Specified Amount less the Accumulation Value on the date of change. This decrease will not result in any decrease in Premiums or Surrender Charges; and

     5. if the Adjustable Death Benefit Option is changed to the Level Death Benefit Option, the Specified Amount will be increased by an amount equal to the Accumulation Value on the date of the change. This increase will not result in any increase in Premiums or Surrender Charges.

Any change in a Death Benefit option will take effect on the Monthly Anniversary Day on or following the date We approve the request for the change.

CHANGE IN SPECIFIED AMOUNT

You may change the Specified Amount of the Policy effective on any Monthly Anniversary Day after the Policy has been in force at least one year, subject to the following requirements. Once the Specified Amount has been changed, it cannot be changed again until the next Policy Year.

Specified Amount Increase. To increase the Specified Amount You must:

     1.   submit an application for the increase;

     2. submit proof satisfactory to Us that each Insured is an insurable risk; and

     3.   pay any additional Premium which is required.

The Specified Amount can only be increased while the older Insured is age 90 or less and the younger Insured is age 85 or less. A Specified Amount increase will take effect on the Monthly Anniversary Day on or following the day We approve the application for the increase provided both Insureds are alive on that day. The Specified Amount increase must be for at least $100,000. Each increase will have its own Surrender Charge schedule based on the increased issue Age, sex and Rate Class of each Insured. The Rate Class that applies to any Specified Amount increase may be different from the Rate Class that applies to the Initial Base Policy Specified Amount. Each increase will have its own cost of insurance schedule.

The following changes will be made to reflect the increase in Specified Amount:

     1.   the No-Lapse Monthly Minimum Premium will be increased;

     2. an additional Surrender Charge for the increase in Specified Amount will apply.

We will furnish You with documentation showing You the Rate Classes for the Specified Amount increase, the amount of the increase and the additional Surrender Charges.

Specified Amount Decrease. You must request by Authorized Request any decrease in the Specified Amount. The decrease will take effect on the later of:

     1. the Monthly Anniversary Day on or following the day We receive Your request for the decrease; or

     2. the Monthly Anniversary Day one year after the last change in Specified Amount was made.

A Specified Amount decrease will be used to reduce any previous increases to the Specified Amount which are then in effect starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left over after all Specified Amount increases have been reduced to zero, it will be used to reduce the Initial Base Policy Specified Amount. We will not permit a Specified Amount decrease that would reduce the Specified Amount below the Minimum Base Policy Specified Amount. The applicable Surrender Charge for the amount of decrease will be deducted from the Accumulation Value.

The No-Lapse Monthly Minimum Premium will be reduced to reflect the Specified Amount decrease.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

You can elect to have a Guaranteed Minimum Death Benefit Rider added to Your Policy. This rider guarantees that the Death Benefit under Your Policy will never be less than the Specified Amount during the Guaranteed Minimum Death Benefit (GMDB) period provided that the GMDB payment requirement has been met. By meeting the Premium requirement, the Policy and any Riders will not lapse even if the Policy's Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary Day during the Guarantee Period.

The GMDB Period is the longer of:

     X    from issue to the younger Insured's attained age;

     X    ten years from issue.

There is no separate charge for this rider but in order to have the GMDB provided by the rider You must pay a certain level of Premiums each month which is greater than the No-Lapse Monthly Minimum Premium. The GMDB Premium payment requirement is met if the total Premiums paid during the Guarantee Period are at least as large as the sum of cumulative GMDB Premiums paid less any partial surrenders and less any Indebtedness are at least as large as the sum of the GMDB monthly Premiums since the Policy Date. The GMDB Premiums equal the Guarantee Minimum Death Benefit Premium times the number of Monthly Anniversary Days that have occurred plus one. The initial monthly GMDB Premium is shown on the Policy. The payment requirement for the GMDB rider must be met on each Monthly Anniversary Day. Ask Your registered representative for the particulars to Your own situation.

6.       TAXES

NOTE: BMA has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any person. You should consult your own tax adviser about your own circumstances. BMA has included an additional discussion regarding taxes in Part II.

LIFE INSURANCE IN GENERAL

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that You will not be taxed on the earnings on the money held in Your life insurance policy until You take the money out. Beneficiaries generally are not taxed when they receive the Death Proceeds upon the death of the last Insured. Estate taxes may apply.

TAKING MONEY OUT OF YOUR POLICY

You, as the Owner, will not be taxed on increases in the value of Your Policy until a distribution occurs either as a surrender or as a loan. If Your Policy is a Modified Endowment Contract (MEC) any loans or withdrawals from the Policy will be treated as first coming from earnings and then from Your investment in the Policy. Consequently, these earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

     (1)  paid on or after the taxpayer reaches age 59 1/2;

     (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

     (3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If Your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Options are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which You, because of the degree of control You exercise over the underlying investments, and not Us would be considered the Owner of the shares of the Investment Options. If You are considered the Owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that You, as the Owner of the Policy, could be treated as the Owner of the Investment Options. Due to the uncertainty in this area, BMA reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.       ACCESS TO YOUR MONEY

LOANS

We will loan You money while the Policy is in force and not in a Grace Period. The Policy will be the sole security for the loan. We will advance a loan amount not to exceed the Loan Value. The loan must be secured by proper assignment of the Policy. We may defer granting loans but not for more than six months, or the time period required by your state.

The Accumulation Value securing the loan is transferred to the Loan Account on a pro-rata basis. The amount transferred from each Investment Option and the Fixed Account will equal the ratio of the value each bears to the total unloaned Accumulation Value. If You desire other than the above, You may specify the specific Investment Option from which the transfer is to be made.

Any Indebtedness will be deducted from any amount payable under the Policy.

No new loan may be taken which, in combination with existing loans and accrued interest, is greater than the Loan Value.

Effect of a Loan. A Policy loan will result in Accumulation Value being transferred from the Investment Options or the Fixed Account to the Loan Account. A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values, because the amount of the Policy loan transferred to the Loan Account will not share in the investment results of the Investment Options while the Policy loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Options and/or the Fixed Account, the values and benefits under the Policy will be reduced (and the Policy may even terminate) as a result of the Policy loan. Furthermore, if not repaid, the Policy loan will reduce the amount of Death Benefit and Cash Surrender Value.

Loan Value. The loan value is equal to 90% of the Accumulation Value as of the date the Authorized Request for the loan is received at the Service Center less:

     (a) an amount equal to the Surrender Charge, if any, that applies if the Policy is surrendered in full;

     (b)  any existing Indebtedness;

     (c) interest on all Indebtedness on the Policy to the next Policy Anniversary; and

     (d) prior to the ninth Policy Month, an amount equal to the balance of the Monthly Deductions for the first Policy Year; or on or after the ninth Policy Month, an amount equal to the sum of the next three Monthly Deductions.

Loan Interest (Charged). You must pay interest on each Policy Anniversary at the loan interest rate which is shown on Your Policy Schedule. The interest rate applies to the unpaid balance of the loan. The first interest payment is due on the first Policy Anniversary following the date the loan was made.

If you do not pay loan interest, we will transfer the difference between the value of the Loan Account and the Indebtedness from the Investment Options and the Fixed Account on a pro-rata basis to the Loan Account.

Interest Credited. The Accumulation Value in the Loan Account will earn interest at a rate not less than 5% for Policy Years 1-20 and 5.5% for Policy Years 21 and later.

Loan Repayment. You may repay loans at any time while the Policy is in force. There is no minimum loan repayment amount. Any loan repayment received will be repaid according to Your current allocation of Premiums.

Amounts received by us will be applied as Premiums unless we are otherwise instructed to apply such amounts as repayment of the loan.

Termination for Maximum Indebtedness. The Policy will terminate when Indebtedness equals or exceeds the Accumulation Value less the Surrender Charge, if any, that applies if the Policy is surrendered in full. Termination will be effective 61 days after We send notice of the termination to Your last known address and the last known address of any assignee of record. A termination of the Policy with a loan outstanding may have Federal income tax consequences. (See Part II--"Federal Tax Status--Tax Treatment of Loans and Surrenders").

SURRENDERS

Total Surrender. You may terminate the Policy at any time by submitting an Authorized Request to the Service Center. We will pay the Cash Surrender Value to You as of the Business Day the Authorized Request is received in good order and Our liability under the Policy will cease. We may assess a Surrender Charge.

Partial Surrender. After the first Policy Year, You may surrender a part of the Cash Surrender Value by submitting an Authorized Request to the Service Center. All partial surrenders are subject to the following:

     1.   A partial surrender must be for at least $500.

     2. Unless You specify otherwise, the partial surrender will be deducted on a pro-rata basis from the Fixed Account and the Investment Options. The Surrender Charge and the Partial Surrender Fee are also deducted from the Accumulation Value. You may specify if a different allocation method is to be used. However the proportion to be taken from the Fixed Account may never be greater than the Fixed Account's proportion of the total unloaned Accumulation Value.

     3. You cannot replace the surrendered Cash Surrender Value. Unlike a loan repayment, all additional deposits will be considered Premium and subject to the Premium charge.

     4. Upon a partial surrender, the Specified Amount may be reduced if the Level Death Benefit Option is in effect. The Specified Amount will not be reduced if the Adjustable Death Benefit Option is in effect. The Specified Amount will be reduced by the amount of the partial surrender if the Policy is not in corridor. (A Policy is in corridor if the Accumulation Value exceeds certain specified percentages as set forth in the Internal Revenue Code.)

     5. You can make a partial surrender twice each Policy Year. The partial surrender will be limited to such amounts so that the partial surrender will not reduce the Specified Amount below the Minimum Base Policy Specified Amount, or reduce the remaining Cash Surrender Value below $500.

     6. We may assess a pro-rata portion of the Surrender Charge for any amount by which the Specified Amount is reduced. We may also assess a Partial Surrender Fee.

8.       OTHER INFORMATION

BMA

Business Men's Assurance Company of America ("BMA" or the "Company"), BMA Tower, 700 Karnes Blvd., Kansas City, Missouri 64108 was incorporated on July 1, 1909 under the laws of the state of Missouri. BMA is licensed to do business in the District of Columbia, Puerto Rico and all states except New York. BMA operates as a reinsurer in the state of New York. BMA is a wholly owned subsidiary of Assicurazioni Generali S.p.A., which is the largest insurance organization in Italy.

THE SEPARATE ACCOUNT

We have established a separate account, BMA Variable Life Account A (Separate Account), to hold the assets that underlie the Policies.

The assets of the Separate Account are being held in Our name on behalf of the Separate Account and legally belong to Us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business We may conduct. All the income, gains and losses (realized and unrealized) resulting from those assets are credited to or charged against the Policies and not against any other Policies We may issue.

DISTRIBUTORS

Jones & Babson, Inc., 700 Karnes Boulevard, Kansas City, Missouri 64108, acts as a distributor of the Policies. Jones & Babson, Inc. was organized under the laws of the state of Missouri on February 23, 1959. Jones & Babson, Inc., is a member of the National Association of Securities Dealers, Inc., and is a wholly owned subsidiary of BMA.

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for BMA, are also National Association of Securities Dealers (NASD) registered representatives. These persons will receive compensation for this sale.

ADMINISTRATION

We have hired GENELCO, Incorporated, 9735 Landmark Parkway Drive, St. Louis, Missouri to perform certain administrative services regarding the Policies. The administrative services include issuance of the Policy and maintenance of Policy records. Claims are handled jointly between BMA and GENELCO, Incorporated.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers involving an Investment Option for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the Investment Options is not reasonably practicable or BMA cannot reasonably value the shares of the Investment Options;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the Fixed Account for not more than six months, or the time period required by your state.

OWNERSHIP

Owner. You, as the Owner of the Policy, have all of the rights under the Policy. If You die while the Policy is still in force and both of the Insureds are living, ownership passes to a contingent Owner or if none, then Your estate becomes the Owner.

Joint Owner. The Policy can be owned by Joint Owners. Authorization of both Joint Owners is required for all Policy changes except for telephone transfers.

Beneficiary. The Beneficiary is the person(s) or entity You name to receive any Death Proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, You can change the Beneficiary at any time before the last insured dies. If there is an irrevocable Beneficiary, all Policy changes except Premium allocations and transfers require the consent of the Beneficiary.

Assignment. You can assign the Policy.

PART II

                     EXECUTIVE OFFICERS AND DIRECTORS OF BMA

As of May 1, 2000 the directors and executive officers of BMA and their business experience for the past five years are as follows:

Name and Principal                 Positions and Offices With Depositor and
Business Address*                  Business Experience for the Past Five Years

Giorgio Balzer                     Director, Chairman of the Board and Chief Executive
                                   Officer of BMA; U.S. Representative--Generali--US Branch.

Robert Thomas Rakich               Director, President and Chief Operating Officer of BMA
                                   from 1995 to present; President and Chief Executive
                                   Officer, Laurentian Capital Corp., 1988 to October, 1995.

Dennis Keith Cisler                Senior Vice President--Information Systems of BMA from
                                   1991--present.

David Lee Higley                   Senior Vice President and Chief Financial Officer of BMA
                                   from 1989--present.

Stephen Stanley Soden              Senior Vice President--Financial Group of BMA from 1994
                                   to present; President & Executive Vice President  from
                                   1985 to 1996, BMA Financial Services, Inc.

Michael Kent Deardorff             Senior Vice President--Marketing BMA Financial Group from
                                   1996--present; Vice President Annuity from 1994 to 1996;
                                   Vice President--Advance Markets from 1990 to 1994.

Edward Scott Ritter                Senior Vice President--Insurance Services, Corporate
                                   Development & Communications of BMA from 1998 to present;
                                   Vice President from 1990 to 1998.

David Allen Gates                  Vice President and General Counsel of BMA from 1998 to
                                   present; Regulatory Affairs Vice President from 1991 to
                                   1998.

Robert Noel Sawyer                 Director since 1997, Senior Vice President and Chief
                                   Investment Officer of BMA from 1990 to present.

Vernon Wirt Voorhees II            Director since 1995, Senior Vice President--Corporate
                                   Services and Secretary of BMA 1990 to present; Senior
                                   Vice President--Finance 1983-1990.

Margaret Mary Heidkamp             Vice President--Operations, Variable and Asset
                                   Accumulation Products of BMA from 1998 to present; Vice
                                   President, Management Services from 1986 to 1998.

Jay Brian Kinnamon                 Vice President and Corporate Actuary of BMA from 1991 to
                                   present.

Susan Annette Sweeney              Vice President--Treasurer & Controller of BMA from 1995
                                   to present; Chief Financial Officer--Dean  Machinery
                                   1995; Manager of Finance--Jackson County, Missouri from
                                   1991 to 1995.

Gerald Wayne Selig                 Vice President and Actuary--Accumulation Products of BMA
                                   from 1998 to present; Actuary--Accumulation Products from
                                   1996 to 1998; Actuary--Qualified Plan Services from 1989
                                   to 1996.

Thomas Morton Bloch                Director of BMA since 1993; Teacher, St. Francis Xavier
                                   School from August 1995 to present; President and Chief
                                   Executive Officer--H&R Block, Inc. until 1995.

Mel G. Carvill                     Director of BMA since March 9, 2000; Managing Director,
                                   Generali Worldwide Insurance Company, Ltd., Channel
                                   Islands--GUERNSEY since 1993.

William Thomas Grant II            Director of BMA since 1990; President and Chief Executive
                                   Officer, Chairman of the Board--LabOne, from 1997 to
                                   present; Chairman and Chief Executive Officer Seafield
                                   Capital Corporation from 1993 to 1997.

Donald Joyce Hall, Jr.             Director of BMA since 1990; Hallmark Vice President--
                                   Creative--Hallmark Cards, Inc.; Hallmark Vice
                                   President--Product Development--Hallmark; Hallmark Vice
                                   President--Creative--Hallmark; General Manager--
                                   Keepsakes--Hallmark; Executive Assistant to Executive
                                   Vice President--Hallmark; Director, Specialty Store
                                   Development--Hallmark.

Renzo Isler                        Director of BMA since December 31, 1999; Joint- Manager
                                   Life Division, Assicurazioni Generali, S.p.A., Trieste,
                                   Italy from 1991 to 1998; Head of Life
                                   Branch--Assicurazioni Generali, S.p.A., Trieste, Italy
                                   since 1998.

Allan Drue Jenning                 Director of BMA since 1990; Chairman of the Board,
                                   President and Chief Executive Officer--Kansas City Power
                                   & Light Company.

David Woods Kemper                 Director of BMA since 1991; Chairman of the Board
                                   President and Chief Executive Officer--Commerce
                                   Bancshares, Inc. John Kessander Lundberg. Director of BMA
                                   since 1990; Retired.

John Pierre Mascotte               Director of BMA since 1990; President and Chief Executive
                                   Officer--Blue Cross/Blue Shield of Kansa City,
                                   Chairman--Johnson & Higgins of Missouri, Inc.; Chairman
                                   and Chief Executive Officer--The Continental Corporation.

Andrea Rabusin                     Director of BMA since December 31, 1999; Manager, Pension
                                   Fund Investments Assicurazioni Generali, S.p.A., Trieste,
                                   Italy since 1999; Portfolio Manager--Assicurazioni
                                   Generali, S.p.A., Trieste, Italy 1993-1999.

*    Principal business address is BMA Tower, 700 Karnes Blvd., Kansas City,
     Missouri 64108-3306.

                 OFFICERS AND DIRECTORS OF JONES & BABSON, INC.

As of May 1, 2000, the following are the officers and directors of Jones & Babson, Inc. and their position with Jones & Babson, Inc.

Name and Principal
Business Address*                   Position with Jones & Babson, Inc.

Stephen S. Soden                    President, Chairman and Chief
                                        Executive Officer

P. Bradley Adams                    Vice President, Chief Financial Officer
                                        and Treasurer

William G. Cooke                    Chief Compliance Officer

Martin A. Cramer                    Legal and Regulatory Affairs-Vice
                                         President and Secretary

Constance B. Martin                 Assistant Vice President

Giorgio Balzer                      Director

Robert T. Rakich                    Director

Edward S. Ritter                    Director

Robert N. Sawyer                    Director

Vernon W. Voorhees II               Director


*       Principal business address is 700 Karnes Boulevard,
        Kansas City, Missouri 64108-3306.


                                     VOTING

In accordance with Our view of present applicable law, We will vote the shares of the Investment Options at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which We have not received instructions in the same proportion as We vote shares for which We have received instructions. We will vote shares We own in the same proportion as We vote shares for which We have received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of these laws should change, and as a result We determine that We are permitted to vote the shares of the funds in Our own right, We may elect to do so.

The voting interests of the Owner in the Investment Options will be determined as follows: Owners may cast one vote for each $100 of Accumulation Value of a Policy which is allocated to an Investment Option on the record date. Fractional votes are counted.

We will determine the number of shares which a person has a right to vote as of the date to be chosen by Us not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Options in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard of Voting Instructions. We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Option to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Option.

We may also disapprove changes in the investment policy initiated by Owners or trustees of the funds, if such disapproval is reasonable and is based on a good faith determination by Us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Options or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by Us or of an affiliated company. In the event We disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to Owners.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

                  REDUCTION OR ELIMINATION OF SURRENDER CHARGE

We may reduce or eliminate the amount of the Surrender Charge on the Policies when sales of the Policies are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine whether the Surrender Charge will be reduced after We examine all the relevant factors such as:

     1. We will consider the size and type of group to which sales are to be made. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Policies with fewer sales contacts.

     2. We will consider the total amount of Premiums to be received. Per Policy sales expenses are likely to be less on larger Premium payments than on smaller ones.

     3. We will consider any prior or existing relationship with Us. Per Policy sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Policy with fewer sales contacts.

     4. There may be other circumstances, of which We are not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, We determine that there will be a reduction in sales expenses, We may provide for a reduction or elimination of the Surrender Charge.

We may eliminate the Surrender Charge when the Policies are issued to an officer, director or employee of BMA or any of Our affiliates. In no event will any reduction or elimination of the Surrender Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                               NET AMOUNT AT RISK

Level Death Benefit. For the Level Death Benefit Option, the Net Amount at Risk is the greater of:

     1.   the Specified Amount divided by 1.0032737 less the Accumulation Value;
          and

     2. the Accumulation Value times the applicable Minimum Death Benefit Corridor Percentage (shown in Part I-Section 5-Death Benefit) divided by 1.0032737, less the Accumulation Value.

Adjustable Death Benefit Option. For the Adjustable Death Benefit Option, the Net Amount at Risk is the greater of:

     1. the Specified Amount plus the Accumulation Value divided by 1.0032737, less the Accumulation Value, and

     2. the Accumulation Value times the applicable Minimum Death Benefit Corridor Percentage divided by 1.0032737, less the Accumulation Value.

                                  MATURITY DATE

The Maturity Date is the date the Accumulation Value of the Policy, less Indebtedness, is paid to You, if at least one of the Insureds is living and the Policy is in force. The Maturity Date is the Policy Anniversary following the younger Insureds 100th birthday. Your Policy will automatically be extended beyond the Maturity Date unless You requested to have the Policy matured.

If all past due Monthly Deductions have been paid, the Policy will continue in force beyond the Maturity Date until the earlier of the death of the last Insured or the date that We receive Your request to surrender the Policy for its Cash Surrender Value..

No rider will be extended past the original Policy Maturity Date.

Once the Maturity Date extension is in place, the Death Benefit will be the Accumulation Value, less any Indebtedness. The Monthly Deduction will no longer be deducted and no new Premiums will be accepted. Interest or loans, if any, will continue to accrue and will be added to the total Indebtedness.

Loan repayments will be accepted. There is no charge for this rider.

                           MISSTATEMENT OF AGE OR SEX

The ages of the Insureds are the Ages as of their last birthday on the Policy Date or Policy Anniversary. We determine this from the date of birth shown in the application. If the age or sex shown on the Policy Schedule is not correct, we will adjust the Death Benefit to that which would be purchased by the most recent cost of insurance charge at the correct age and sex.

                              OUR RIGHT TO CONTEST

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the Insureds' lifetime for two years from the Policy Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if either of the Insureds commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to Premiums paid less loans and less any surrenders.

                                 PAYMENT OPTIONS

The Death Proceeds may be paid in a lump sum or may be applied to one of the following Payment Options:

     Option 1-- Life Annuity

     Option 2-- Life Annuity with 120 or 240 Monthly Annuity Payments Guaranteed

     Option 3-- Joint and Last Survivor Annuity

     Option 4-- Joint and Last Survivor Annuity with 120 or 240 Monthly Annuity
                Payments Guaranteed

You or the Beneficiary can select to have the Payment Options payable on either a fixed or variable basis.

                               FEDERAL TAX STATUS

NOTE: The following description is based upon Our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the Policies to be issued will qualify as "life insurance contracts" under
Section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion in this prospectus is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, this discussion is based upon Our understanding of current Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

BMA is taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from BMA and its operations form a part of BMA.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies such as these Policies meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if:

     (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

     (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

     (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

     (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

For purposes of these Regulations, all securities of the same issuer are treated as a single investment.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

BMA intends that each Investment Option underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the Owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the Owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the Owner of the assets of the Separate Account.

Due to the uncertainty in this area, BMA reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, BMA has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While BMA has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with BMA's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. Owners should consult their tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the Policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, BMA believes that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, the Owner is not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary.

Tax Treatment of Loans and Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the termination of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions:

     (1)  made on or after the date on which the taxpayer reaches age 59 1/2;

     (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

     (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as indebtedness of the Owner and not a distribution. Upon complete surrender or termination of the Policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under Policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

You should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Tax Treatment of Payment Options. Under the Code, a portion of the Payment Option payments which are in excess of the death benefit proceeds are included in the Beneficiary's taxable income. Under a Payment Option payable for the lifetime of the Beneficiary, the death benefit proceeds are divided by the Beneficiary's life expectancy (or joint life expectancy in the case of a joint and survivor option) and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same Owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the Owner of Your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Owner are subject to federal income tax withholding. However, the Owner in most cases may elect not to have taxes withheld. The Owner may be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient.

                                REPORTS TO OWNERS

At least once each calendar year We will furnish You with a report showing the amount of Death Benefit, Accumulation Value, Premiums paid since the last report, the amount of Debt and any other information as may be required by law. Any reports will be sent to Your last known address.

Upon request You are entitled to a receipt of Premium payment.

                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or the Co-Distributors are a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

                                     EXPERTS

The financial statements of BMA Variable Life Account A at December 31, 1999 and the related statements of operations and changes in net assets for the year ended December 31, 1999, and for the period from December 1, 1998 (inception) to December 31, 1998, and the consolidated financial statements of Business Men's Assurance Company of America at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, have been audited by ___________, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

The financial statements of the Separate Account and BMA follow.

(to be filed by amendment).

                                   APPENDIX A

                          ILLUSTRATION OF POLICY VALUES

In order to show You how the Policy works, We created some hypothetical examples. We chose a male and female age 55, a male and female both age 65 and a male and female both age 75. Our hypothetical insureds are in good health, do not smoke and qualify for preferred non-tobacco rates. The initial and Planned Premiums are shown in the upper portion of each illustration. The Death Proceeds, Accumulation Vales and Cash Surrender Values would be lower if either Insured was a standard non-tobacco, tobacco or special Rate Class since the cost of the insurance charges would increase.

There are three illustrations - all of which are based on the above. We also assumed that the underlying Investment Option had gross rates of return of 0%, 6%, 12%. This means that the underlying Investment Option would earn these rates of return before the deduction of the operating expenses (including the management fee). When these costs are taken into account, the net annual investment return rates (net of an average of approximately .91% for these charges) are approximately - .91%, 5.09%, and 11.09%.

It is important to be aware that the illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of Your Policy. In order to properly show You how the Policy actually works, We calculated values for the Accumulation Value, Cash Surrender Value and the Death Proceeds. The Death Proceeds are the Death Benefit minus any outstanding loans and loan interest accrued.

We used the charges We described in the Expenses Section of the prospectus. These charges are: (1) Premium Charge; (2) Policy Charge; (3) Per $1,000 of Specified Amount Charge; and (4) Risk Charge. We also deducted for the cost of the insurance based on both the current charges and the guaranteed charges. The values also assume that each Investment Option will incur expenses annually which are assumed to be approximately .91% of the average net assets of the Investment Option. This is the average of the fees and expenses of the Investment Options in 1999. The expenses of .91% reflect the voluntary waiver of certain advisory fees and/or the reimbursement of operating expenses for certain Investment Options (as noted under "Expenses - Investment Option Expenses" in
Part I of this prospectus). If the advisory fees had not been waived and/or if expenses had not been reimbursed, the average expenses would have been approximately 1.66%. The investment advisers currently anticipate that the current waiver and/or reimbursement arrangements will continue through at least May 1, 2001 to the extent necessary to maintain competitive total annual portfolio expense levels as described under "Expenses - Investment Option Expenses." However, certain advisers have the right to terminate waivers and/or reimbursements at any time at their sole discretion. If the waiver and/or reimbursement arrangements were not in effect, the Death Proceeds, Accumulation Values and the Cash Surrender Values shown in the illustrations below would be lower. The illustrations assume no loans were taken.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the Premium grows if it was invested at 5% per year.

We will furnish You, upon request, a comparable personalized illustration reflecting each proposed Insured's Age, Rate Class, Specified Amount, the Planned Premiums, and reflecting both the current cost of insurance and the guaranteed cost of insurance.

                                       BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 55 Preferred Non-Tobacco
                       Female Age 55 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $4,339.92
                           Assuming Guaranteed Charges
                           Death Benefit Option: Level

                                 Death Proceeds                      Accumulation Value             Cash Surrender Value
             Premiums      Assuming Hypothetical Gross           Assuming Hypothetical Gross      Assuming Hypothetical Gross
            Accumulated    Annual Investment Return of           Annual Investment Return of      Annual Investment Return of
   End of      at 5%
   Policy    Interest    0% Gross    6% Gross    12% Gross   0% Gross    6% Gross   12% Gross    0% Gross    6% Gross    12% Gross
     Year    Per Year  (-0.91% Net) (5.09% Net) (11.09% Net)(-0.91% Net)(5.09% Net)(11.09% Net) (-0.91% Net)(5.09% Net) (11.09% Net)


        1      4,557     500,000     500,000    500,000       3,006       3,213        3,422            0          0            0
        2      9,342     500,000     500,000    500,000       6,673       7,299        7,951        2,333      2,959        3,611
        3     14,366     500,000     500,000    500,000      10,205      11,484       12,866        5,865      7,144        8,526
        4     19,641     500,000     500,000    500,000      13,592      15,758       18,190        9,686     11,852       14,284
        5     25,180     500,000     500,000    500,000      16,817      20,108       23,950       13,345     16,636       20,478
        6     30,996     500,000     500,000    500,000      19,864      24,516       30,169       16,826     21,478       27,131
        7     37,102     500,000     500,000    500,000      22,707      28,958       36,868       20,103     26,354       34,264
        8     43,514     500,000     500,000    500,000      25,314      33,400       44,061       23,144     31,230       41,891
        9     50,247     500,000     500,000    500,000      27,643      37,796       51,758       25,907     36,060       50,022
       10     57,316     500,000     500,000    500,000      29,646      42,095       59,963       28,344     40,793       58,661
       11     64,739     500,000     500,000    500,000      31,440      46,418       68,874       30,355     45,333       67,789
       12     72,533     500,000     500,000    500,000      32,797      50,527       78,326       31,929     49,659       77,458
       13     80,717     500,000     500,000    500,000      33,656      54,354       88,328       33,005     53,703       87,677
       14     89,309     500,000     500,000    500,000      33,949      57,817       98,892       33,515     57,383       98,458
       15     98,332     500,000     500,000    500,000      33,583      60,812      110,016       33,366     60,595      109,799
       16    107,805     500,000     500,000    500,000      32,602      63,513      122,281       32,602     63,513      122,281
       17    117,752     500,000     500,000    500,000      30,660      65,444      135,179       30,660     65,444      135,179
       18    128,197     500,000     500,000    500,000      27,524      66,353      148,660       27,524     66,353      148,660
       19    139,164     500,000     500,000    500,000      22,909      65,930      162,664       22,909     65,930      162,664
       20    150,679     500,000     500,000    500,000      16,488      63,811      177,136       16,488     63,811      177,136


                                       BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 55 Preferred Non-Tobacco
                       Female Age 55 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $4,339.92
                            Assuming Current Charges
                           Death Benefit Option: Level

                                 Death Proceeds                      Accumulation Value                  Cash Surrender Value
             Premiums        Assuming Hypothetical Gross          Assuming Hypothetical Gross        Assuming Hypothetical Gross
            Accumulated      Annual Investment Return of          Annual Investment Return of         Annual Investment Return of
   End of      at 5%
   Policy    Interest  0% Gross      6% Gross   12% Gross    0% Gross    6% Gross   12% Gross   0% Gross    6% Gross     12% Gross
     Year    Per Year  (-0.91% Net) (5.09% Net)(11.09% Net) (-0.91% Net)(5.09% Net)(11.09% Net)(-0.91% Net)(5.09% Net) (11.09% Net)

        1     4,557    500,000      500,000     500,000       3,019       3,227       3,436          0           0            0
        2     9,342    500,000      500,000     500,000       6,762       7,393       8,048      2,422       3,053        3,708
        3    14,366    500,000      500,000     500,000      10,408      11,700      13,094      6,068       7,360        8,755
        4    19,641    500,000      500,000     500,000      13,952      16,149      18,613     10,046      12,243       14,707
        5    25,180    500,000      500,000     500,000      17,387      20,737      24,643     13,915      17,265       21,171
        6    30,996    500,000      500,000     500,000      20,707      25,462      31,229     17,669      22,424       28,191
        7    37,102    500,000      500,000     500,000      23,902      30,318      38,416     21,298      27,714       35,812
        8    43,514    500,000      500,000     500,000      26,964      35,301      46,257     24,794      33,131       44,087
        9    50,247    500,000      500,000     500,000      29,883      40,405      54,808     28,147      38,669       53,072
       10    57,316    500,000      500,000     500,000      32,647      45,621      64,129     31,345      44,319       62,827
       11    64,739    500,000      500,000     500,000      35,414      51,121      74,480     34,329      50,036       73,395
       12    72,533    500,000      500,000     500,000      38,000      56,726      85,768     37,132      55,858       84,900
       13    80,717    500,000      500,000     500,000      40,394      62,427      98,082     39,743      61,776       97,431
       14    89,309    500,000      500,000     500,000      42,583      68,216     111,521     42,149      67,782      111,087
       15    98,332    500,000      500,000     500,000      44,553      74,082     126,196     44,336      73,865      125,979
       16   107,805    500,000      500,000     500,000      46,514      80,404     142,921     46,514      80,404      142,921
       17   117,752    500,000      500,000     500,000      48,223      86,824     161,304     48,223      86,824      161,304
       18   128,197    500,000      500,000     500,000      49,651      93,323     181,525     49,651      93,323      181,525
       19   139,164    500,000      500,000     500,000      50,776      99,889     203,797     50,776      99,889      203,797
       20   150,679    500,000      500,000     500,000      51,571     106,507     228,360     51,571     106,507      228,360

                                             BMA
                           Clarity Survivorship Variable Universal Life
                                 Male Age 65 Preferred Non-Tobacco
                                Female Age 65 Preferred Non-Tobacco
                                Initial Specified Amount: $500,000
                                    Planned Premium: $7,737.12
                                    Assuming Guaranteed Charges
                                    Death Benefit Option: Level

                                 Death Proceeds                       Accumulation Value                    Cash Surrender Value
             Premiums        Assuming Hypothetical Gross           Assuming Hypothetical Gross          Assuming Hypothetical Gross
            Accumulated      Annual Investment Return of           Annual Investment Return of          Annual Investment Return of
   End of      at 5%
   Policy    Interest    0% Gross   6% Gross    12% Gross   0% Gross     6% Gross    12% Gross    0% Gross    6% Gross    12% Gross
     Year    Per Year  (-0.91% Net)(5.09% Net) (11.09% Net) (-0.91% Net) (5.09% Net) (11.09% Net)(-0.91% Net)(5.09% Net)(11.09% Net)

        1       8,124    500,000     500,000      500,000      5,948       6,337       6,727            0           0            0
        2      16,654    500,000     500,000      500,000     12,209      13,373      14,584        4,472       5,636        6,847
        3      25,611    500,000     500,000      500,000     17,933      20,265      22,789       10,196      12,528       15,052
        4      35,015    500,000     500,000      500,000     23,050      26,929      31,300       16,087      19,966       24,337
        5      44,890    500,000     500,000      500,000     27,475      33,264      40,062       21,286      27,075       33,872
        6      55,259    500,000     500,000      500,000     31,100      39,139      48,991       25,684      33,723       43,575
        7      66,145    500,000     500,000      500,000     33,777      44,382      57,965       29,135      39,739       53,323
        8      77,577    500,000     500,000      500,000     35,309      48,762      66,810       31,440      44,894       62,942
        9      89,580    500,000     500,000      500,000     35,449      51,996      75,299       32,354      48,901       72,204
       10     102,182    500,000     500,000      500,000     33,911      53,748      83,163       31,590      51,427       80,842
       11     115,416    500,000     500,000      500,000     30,684      53,965      90,444       28,750      52,031       88,509
       12     129,310    500,000     500,000      500,000     25,105      51,909      96,494       23,557      50,362       94,946
       13     143,900    500,000     500,000      500,000     16,769      47,083     100,925       15,608      45,922       99,765
       14     159,219    500,000     500,000      500,000      5,181      38,873     103,261        4,407      38,099      102,487
       15     175,304       *        500,000      500,000        *        26,463     102,857          *        26,077      102,470
       16     192,193       *        500,000      500,000        *         8,852      99,372          *         8,852       99,372
       17     209,927       *           *         500,000        *            *       91,080          *           *         91,080
       18     228,547       *           *         500,000        *            *       76,231          *           *         76,231
       19     248,098       *           *         500,000        *            *       52,411          *           *         52,411
       20     268,627       *           *         500,000        *            *       16,260          *           *         16,260

* Additional premium is necessary to keep the policy from lapsing.


                                      BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 65 Preferred Non-Tobacco
                       Female Age 65 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $7,737.12
                            Assuming Current Charges
                           Death Benefit Option: Level

                                    Death Proceeds                 Accumulation Value                    Cash Surrender Value
             Premiums        Assuming Hypothetical Gross        Assuming Hypothetical Gross           Assuming Hypothetical Gross
            Accumulated      Annual Investment Return of        Annual Investment Return of           Annual Investment Return of
   End of      at 5%
   Policy    Interest   0% Gross    6% Gross    12% Gross    0% Gross    6% Gross   12% Gross    0% Gross    6% Gross     12% Gross
     Year    Per Year  (-0.91% Net)(5.09% Net) (11.09% Net) (-0.91% Net) (5.09% Net)(11.09% Net)(-0.91% Net)(5.09% Net) (11.09% Net)

        1       8,124      500,000     500,000      500,000     6,047      6,440       6,834            0           0            0
        2      16,654      500,000     500,000      500,000    12,673     13,857      15,089        4,936       6,120        7,352
        3      25,611      500,000     500,000      500,000    19,047     21,447      24,040       11,309      13,709       16,303
        4      35,015      500,000     500,000      500,000    25,157     29,200      33,743       18,193      22,237       26,779
        5      44,890      500,000     500,000      500,000    30,991     37,108      44,259       24,801      30,918       38,069
        6      55,259      500,000     500,000      500,000    36,534     45,160      55,656       31,118      39,744       50,240
        7      66,145      500,000     500,000      500,000    41,769     53,342      68,010       37,127      48,700       63,368
        8      77,577      500,000     500,000      500,000    46,673     61,637      81,401       42,805      57,768       77,532
        9      89,580      500,000     500,000      500,000    51,228     70,029      95,924       48,133      66,934       92,829
       10     102,182      500,000     500,000      500,000    55,412     78,502     111,689       53,091      76,181      109,368
       11     115,416      500,000     500,000      500,000    59,510     87,367     129,164       57,576      85,433      127,230
       12     129,310      500,000     500,000      500,000    63,163     96,272     148,165       61,615      94,725      146,617
       13     143,900      500,000     500,000      500,000    66,326    105,185     168,847       65,166     104,024      167,686
       14     159,219      500,000     500,000      500,000    68,963    114,076     191,400       68,189     113,303      190,626
       15     175,304      500,000     500,000      500,000    71,035    122,924     216,050       70,648     122,537      215,663
       16     192,193      500,000     500,000      500,000    72,876    132,362     244,259       72,876     132,362      244,259
       17     209,927      500,000     500,000      500,000    74,109    141,820     275,458       74,109     141,820      275,458
       18     228,547      500,000     500,000      500,000    74,703    151,298     310,086       74,703     151,298      310,086
       19     248,098      500,000     500,000      500,000    74,622    160,797     348,658       74,622     160,797      348,658
       20     268,627      500,000     500,000      500,000    73,836    170,326     391,784       73,836     170,326      391,784

                                     BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 75 Preferred Non-Tobacco
                       Female Age 75 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $14,239.08
                           Assuming Guaranteed Charges
                           Death Benefit Option: Level

                                   Death Proceeds                Accumulation Value                      Cash Surrender Value
             Premiums        Assuming Hypothetical Gross      Assuming Hypothetical Gross             Assuming Hypothetical Gross
            Accumulated      Annual Investment Return of      Annual Investment Return of             Annual Investment Return of
   End of      at 5%
   Policy    Interest   0% Gross    6% Gross    12% Gross  0% Gross    6% Gross   12% Gross    0% Gross      6% Gross    12% Gross
     Year    Per Year  (-0.91% Net)(5.09% Net)(11.09% Net)(-0.91% Net)(5.09% Net) (11.09% Net) (-0.91% Net) (5.09% Net) (11.09% Net)

        1    14,951    500,000      500,000     500,000     10,797       11,510      12,224           0           0            0
        2    30,650    500,000      500,000     500,000     19,599       21,649      23,788       5,360       7,410        9,549
        3    47,133    500,000      500,000     500,000     25,327       29,232      33,488      11,088      14,993       19,249
        4    64,441    500,000      500,000     500,000     27,652       33,791      40,806      14,837      20,976       27,991
        5    82,614    500,000      500,000     500,000     26,146       34,744      45,098      14,755      23,353       33,706
        6   101,696    500,000      500,000     500,000     20,206       31,304      45,489      10,239      21,337       35,522
        7   121,731    500,000      500,000     500,000      8,971       22,382      40,769         428      13,838       32,226
        8   142,769       *            *        500,000        *             *       29,232         *           *         22,113
        9   164,859       *            *        500,000        *             *        8,523         *           *          2,827
       10   188,052       *            *           *           *             *          *           *           *             *
       11   212,406       *            *           *           *             *          *           *           *             *
       12   237,977       *            *           *           *             *          *           *           *             *
       13   264,827       *            *           *           *             *          *           *           *             *
       14   293,020       *            *           *           *             *          *           *           *             *
       15   322,622       *            *           *           *             *          *           *           *             *
       16   353,704       *            *           *           *             *          *           *           *             *
       17   386,340       *            *           *           *             *          *           *           *             *
       18   420,608       *            *           *           *             *          *           *           *             *
       19   456,590       *            *           *           *             *          *           *           *             *
       20   494,370       *            *           *           *             *          *           *           *             *

* Additional premium is necessary to keep the policy from lapsing.

                                       BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 75 Preferred Non-Tobacco
                       Female Age 75 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $14,239.08
                            Assuming Current Charges
                           Death Benefit Option: Level

                                  Death Proceeds                   Accumulation Value                     Cash Surrender Value
             Premiums        Assuming Hypothetical Gross       Assuming Hypothetical Gross             Assuming Hypothetical Gross
            Accumulated      Annual Investment Return of       Annual Investment Return of             Annual Investment Return of
   End of      at 5%
   Policy    Interest   0% Gross    6% Gross    12% Gross    0% Gross     6% Gross   12% Gross   0% Gross    6% Gross    12% Gross
     Year    Per Year (-0.91% Net) (5.09% Net)  (11.09% Net)(-0.91% Net) (5.09% Net)(11.09% Net)(-0.91% Net)(5.09% Net) (11.09% Net)

        1     14,951      500,000     500,000      500,000      11,792     12,536       13,281           0           0           0
        2     30,650      500,000     500,000      500,000      23,780     26,017       28,344       9,541      11,778      14,104
        3     47,133      500,000     500,000      500,000      35,119     39,615       44,478      20,880      25,376      30,239
        4     64,441      500,000     500,000      500,000      45,777     53,300       61,766      32,962      40,485      48,951
        5     82,614      500,000     500,000      500,000      55,727     67,045       80,307      44,335      55,654      68,916
        6    101,696      500,000     500,000      500,000      64,949     80,835      100,232      54,981      70,867      90,265
        7    121,731      500,000     500,000      500,000      73,433     94,667      121,707      64,889      86,124     113,164
        8    142,769      500,000     500,000      500,000      81,168    108,546      144,931      74,049     101,427     137,811
        9    164,859      500,000     500,000      500,000      88,145    122,480      170,142      82,450     116,785     164,446
       10    188,052      500,000     500,000      500,000      94,358    136,489      197,629      90,086     132,217     193,357
       11    212,406      500,000     500,000      500,000     100,392    151,222      228,390      96,832     147,662     224,830
       12    237,977      500,000     500,000      500,000     105,361    165,873      262,060     102,513     163,025     259,212
       13    264,827      500,000     500,000      500,000     109,160    180,405      299,107     107,024     178,269     296,971
       14    293,020      500,000     500,000      500,000     111,666    194,783      340,119     110,242     193,360     338,695
       15    322,622      500,000     500,000      500,000     112,736    208,980      385,847     112,024     208,268     385,135
       16    353,704      500,000     500,000      500,000     112,787    224,090      439,398     112,787     224,090     439,398
       17    386,340      500,000     500,000      520,355     111,050    239,155      500,341     111,050     239,155     500,341
       18    420,608      500,000     500,000      585,285     107,302    254,208      568,238     107,302     254,208     568,238
       19    456,590      500,000     500,000      656,387     101,282    269,307      643,517     101,282     269,307     643,517
       20    494,370      500,000     500,000      734,362      92,691    284,549      727,091      92,691     284,549     727,091


                          APPENDIX B - RATES OF RETURN


From time to time, We may report different types of historical performance for the Investment Options available under the Policy. We may report the average annual total returns of the funds over various time periods. Such returns will reflect the operating expenses (including management fees) of the funds, but not deductions at the Separate Account or Policy level for Risk Charges and Policy expenses, which, if included, would reduce performance. See Section 4- Expenses for a discussion of the charges and deductions from a Policy.

At the request of a purchaser, BMA will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deductions under the Separate Account for the Risk Charge in addition to the deductions of fund expenses, but does not include other charges under the Policy; or (ii) an illustration of Accumulation Values and Cash Surrender Values as of the performance reporting date for a hypothetical Insureds of given Age, gender, risk classification, Premium level and Initial Specified Amount. The illustration will based either on actual historic fund performance or on a hypothetical investment return between 0% and 12% as requested by the purchaser. The Cash Surrender Value figures will assume all fund charges, the Risk Charge, and all other Policy charges are deducted. The Accumulation Value figures will assume all charges except the surrender Charges are deducted.

We may also distribute sales literature comparing the percentage change in the net asset values of the funds or in the Accumulation Unit Values for any of the Investment Options to established market indices, such as the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the Investment Options being compared.

The chart below shows the Effective Annual Rates of Return of the funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses of the funds). These rates do not reflect the Risk Charge assessed. The rates do not reflect deductions from Premiums or Monthly Deductions assessed against the Accumulation Value of the Policy, nor do they reflect the Policy's Surrender Charges. (For a discussion of these charges, please see Section 4. Expenses.) Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the Policy (see, however, Appendix A - Illustration of Policy Values).

THE RATES OF RETURN SHOWN ARE NOT INDICATIVE OF FUTURE PERFORMANCE. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.


                                                                  PORTFOLIO
                                                                  INCEPTION                                          10 YEARS/
INVESTMENT OPTION                                                    DATE           1 YEAR         5 YEARS        SINCE INCEPTION
-----------------                                                    ----           ------         -------        ---------------

INVESTORS MARK SERIES FUND, INC.

Intermediate Fixed Income . . . . . . . . . . . . . . . . . . .    11/13/97         -0.19%            N/A              2.91%

Mid Cap Equity . . . . . . . . . . . . . . . . . . . . . . . . .   11/13/97          2.26%            N/A              6.78%

Money Market . . . . . . . . . . . . . . . . . . . . . . . . . .   11/13/97          4.60%            N/A              4.87%

Global Fixed Income . . . . . . . . . . . . . . . . . . . . . .    11/13/97         -0.27%            N/A              4.02%

Small Cap Equity . . . . . . . . . . . . . . . . . . . . . . . .   11/13/97         62.16%            N/A             13.94%

Large Cap Growth . . . . . . . . . . . . . . . . . . . . . . . .   11/13/97         35.46%            N/A             31.90%

Large Cap Value . . . . . . . . . . . . . . . . . . . . . . . .     12/2/97          0.79%            N/A              1.26%

Growth & Income . . . . . . . . . . . . . . . . . . . . . . . .    11/12/97         16.65%            N/A             15.59%

Balanced . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11/17/97          8.21%            N/A              0.88%

BERGER INSTITUTIONAL PRODUCTS TRUST

Berger IPT  - International . . . . . . . . . . . . . . . . . .      8/1/97         31.24%            N/A             16.17%

THE ALGER AMERICAN FUND

Alger American Growth . . . . . . . . . . . . . . . . . . . . .      1/9/89         33.74%         30.94%             23.05%

Alger American Leveraged AllCap . . . . . . . . . . . . . . . .     1/25/95         78.06%            N/A             46.44%

Alger American MidCap Growth  . . . . . . . . . . . . . . . . .      5/3/93         31.85%         24.58%             24.72%

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

VP Income & Growth . . . . . . . . . . . . . . . . . . . . . . .   10/30/97         18.02%            N/A             24.69%

VP Value . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5/1/96         -0.85%            N/A             11.10%


DREYFUS STOCK INDEX FUND . . . . . . . . . . . . . . . . . . . .    9/29/89         20.60%         28.07%             17.70%

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus VIF Disciplined Stock . . . . . . . . . . . . . . . . .      5/1/96         18.45%            N/A             26.61%

VARIABLE INSURANCE PRODUCTS FUND and
VARIABLE INSURANCE PRODUCTS FUND II

Fidelity VIP Overseas Portfolio  . . . . . . . . . . . . . . . .    1/28/87         42.39%         17.32%             10.89%

Fidelity VIP Growth Portfolio . . . . . . . . . . . . . . . . .    10/09/86         37.29%         29.68%             18.74%

Fidelity VIP II Contrafund Portfolio  . . . . . . . . . . . . .     1/03/95         24.15%            N/A             27.69%

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO VIF - High Trust . . . . . . . . . . . . . . . . . . . .    5/27/94          9.20%         12.65%             11.38%

INVESCO VIF - Equity Income . . . . . . . . . . . . . . . . . .     8/10/94         14.84%         21.81%             20.34%

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Small Cap . . . . . . . . . . . . . . . . . .     11/4/97          5.13%            N/A              0.13%




THE FIGURES SHOWN IN THIS CHART DO NOT REFLECT ANY CHARGES AT THE SEPARATE ACCOUNT OR THE POLICY LEVEL.



                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Business Men's Assurance Company of America ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


                                 INDEMNIFICATION

The Bylaws of the Company (Article IV) provide that:

Section 1: Indemnification. Each person who is or was a Director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Corporation as a right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expense (including attorneys' fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a Director, officer or employee of the Corporation, or if serving at the request of the Corporation, as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this Bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the Corporation may have to make different or further indemnifications with respect to the same or different persons or classes of persons.

Without limiting the foregoing, the Corporation is authorized to enter into an agreement with any Director, officer or employee of the Corporation providing indemnification for such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that result from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the Corporation, that arises by reason of the fact that such person is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by law, whether or not such indemnification would otherwise be provided for in this Bylaw, except that no such agreement shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

   The facing sheet

   The Prospectus consisting of 58 pages.

   Undertakings to file reports.

   The signatures.

   The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

1.         Resolution of the Board of Directors of the Company*
2.         Not Applicable
3.a.       Form of Principal Underwriter Agreement
3.b.       Form of Selling Agreements**
3.c.       Schedule of Commissions**
4.         Not Applicable
5.a.       Last Survivor Flexible Premium Adjustable Variable Life
               Insurance Policy
5.b.       Extension of Maturity Date Rider
5.c.       Guaranteed Minimum Death Benefit Rider
5.d.       Exchange Option Rider I
5.e.       Exchange Option Rider II
5.f.       Survivorship Term Rider
6.a.       Articles of Incorporation of the Company*
6.b.       Bylaws of the Company*
7.         Not Applicable
8.a.       Form of Fund Participation Agreements**
8.b. Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company***
8.c. Form of Fund Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and
               the Company***
9.         Form of Reinsurance Agreement**
10.        Application Form
11.        Powers of Attorney*

B.         Opinion and Consent of Counsel (to be filed by Amendment)

C.         Consent of Actuary

D.         Consent of Independent Auditors (to be filed by Amendment)

*Incorporated by reference to Form S-6 (File No. 333-52689) electronically filed on May 14, 1998.

**Incorporated by reference to Pre-Effective Amendment No. 1 (File No. 333-52689) electronically filed on August 28, 1998.

***Incorporated by reference to Post-Effective Amendment No. 3 (File No. 333-52689) electronically filed on May 1, 2000.



                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Kansas City and State of Missouri on this 7th day of September, 2000.

                                            BMA VARIABLE LIFE ACCOUNT A
                                            Registrant

                                            By: BUSINESS MEN'S ASSURANCE
                                            COMPANY OF AMERICA

                                            By: /s/ DAVID A. GATES
                                            ------------------------------


                                            BUSINESS MEN'S ASSURANCE
                                            COMPANY OF AMERICA

                                            By: /S/ MICHAEL K. DEARDORFF
                                            ----------------------------


Attest:

/S/MARGARET M. HEIDKAMP
----------------------------
(Name)

Vice President
----------------------------
Title



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                                             TITLE                   DATE
---------                                             -----                   ----

Giorgio Balzer*                             Director, Chairman of the Board   9/7/00
-------------------------                                                     ------
Giorgio Balzer                              and Chief Executive Officer        Date


Thomas Morton Bloch*                        Director                          9/7/00
-------------------------------                                               ------
Thomas Morton Bloch                                                            Date

Mel G. Carvill*                             Director                          9/7/00
-------------------------                                                     ------
Mel G. Carvill                                                                Date

William Thomas Grant II *                   Director                          9/7/00
-------------------------                                                     -------
William Thomas Grant II                                                       Date

Donald Joyce Hall, Jr.*                     Director                          9/7/00
-------------------------                                                     -------
Donald Joyce Hall, Jr.                                                        Date

Renzo Isler*                                Director                          9/7/00
-------------------------                                                     -------
Renzo Isler                                                                   Date

Allan Drue Jennings*                        Director                          9/7/00
-------------------------                                                     -------
Allan Drue Jennings                                                           Date

David Woods Kemper*                         Director                          9/7/00
-------------------------                                                     -------
David Woods Kemper                                                            Date

John Kessander Lundberg*                    Director                          9/7/00
-------------------------                                                     -------
John Kessander Lundberg                                                       Date

John Pierre Mascotte*                       Director                          9/7/00
-------------------------                                                     -------
John Pierre Mascotte                                                          Date

/S/ANDREA RABUSIN*                          Director                          9/7/00
-------------------------                                                     -------
Andrea Rabusin                                                                Date


/S/ ROBERT T. RAKICH                        Director, President and Chief     9/7/00
-------------------------                                                     -------
Robert Thomas Rakich                        Operating Officer                  Date

/S/ VERNON W. VOORHEES II                   Director, Senior Vice President - 9/7/00
---------------------------                                                   -------
Vernon Wirt Voorhees II                     Corporate Services & Secretary    Date

/S/ DAVID L. HIGLEY                         Senior Vice President & Chief     9/7/00
-------------------------                                                     -------
David Lee Higley                            Financial Officer                 Date

/S/ SUSAN A. SWEENEY                        Vice President - Treasurer &      9/7/00
-------------------------                                                     -------
Susan Annette Sweeney                       Controller                        Date

*By: /S/ROBERT T. RAKICH
    --------------------
     Attorney-in-Fact

*By: /S/ VERNON W. VOORHEES II
     --------------------
     Attorney-in-Fact


                            INDEX TO EXHIBITS

EX-99.A.3.a.       Principal Underwriter Agreement
EX-99.A.5.a.       Flexible Premium Variable Life Insurance Policy
EX-99.A.5.b.       Extension of Maturity Date Rider
EX-99.A.5.c.       Guaranteed Minimum Death Benefit Rider
EX-99.A.5.d.       Exchange Option Rider I
EX-99.A.5.e.       Exchange Option Rider II
EX-99.A.5.f.       Survivorship Term Rider
EX-99.A.10.        Application Form
EX-99.C            Consent of Actuary